SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Review Report of Independent Auditors

To the Stockholders and Board of Directors Unibanco -
União de Bancos Brasileiros S.A.

1 We have reviewed the accounting information included in the Quarterly Information (ITR) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and Unibanco - União de Bancos Brasileiros S.A. and subsidiary companies (Unibanco Consolidated) for the quarter ended September 30, 2008, including the balance sheet, the statements of income, cash flows and added value, the performance report and the explanatory notes. This information is the responsibility of Unibanco’s management.

2 Our review was conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of Unibanco and subsidiary companies with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Unibanco and subsidiary companies.

3 Based on our review, we are not aware of any material modifications which should be made to the aforementioned Quarterly Information for it to be in conformity with the standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information, including the instruction CVM No. 469/08.

Unibanco - União de Bancos Brasileiros S.A.

4 As mentioned in Note 25(c), Law 11,638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law altered, revoked and introduced new provisions to Law 6,404/76 (Corporation Law), generating changes in the accounting practices adopted in Brazil. Although this law is already effective, the main changes it introduced depend on regulation in order to be fully applied by companies. Accordingly, in this transition phase, the Brazilian Central Bank (BACEN), through its Communication No. 16,669 of March 20, 2008, waived the application of the provisions of Law 11,638/07 for the preparation of interim financial statements for 2008, and the Brazilian Securities Commission (CVM), through its Instruction No. 469, did not require the adoption of all dispositions of Law 11,638 in the preparation of the Quarterly Information. Therefore, the accounting information included in the Quarterly Information at September 30, 2008 does not consider all the modifications in the accounting practices introduced by the Law 11,638/07.

São Paulo, November 5, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION – ITR	DATE – SEPTEMBER 30, 2008	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891				2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3584-1980	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3584-1585	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Av. Eusébio Matoso, 891 – 4th Floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3584-1980	9 – PHONE -	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3584-1585	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER				PRIOR QUARTER
1 - START	2 - END	3 – NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2008	Dec 31, 2008	3	Jul 1, 2008	Sep 30, 2008	2	Apr 1, 2008	Jun 30, 2008

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sérgio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER September 30, 2008	2 - PRIOR QUARTER June 30, 2008	3 - SAME QUARTER PRIOR YEAR September 30, 2007
Paid-Up Capital
1 – Common	1,511,316,336	1,511,316,336	1,511,316,336
2 – Preferred	1,296,439,472	1,296,439,472	1,296,439,472
3 – Total	2,807,755,808	2,807,755,808	2,807,755,808

4 – Common	-	-	-
5 – Preferred	16,295,484	14,876,994	7,397,316
6 – Total	16,295,484	14,876,994	7,397,316

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 124 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	07/21/2008	Interest on own capital	07/31/2008	ON	0.0388235000
02	RCA	07/21/2008	Interest on own capital	07/31/2008	PN	0.0427059000
03	RCA	07/21/2008	Interest on own capital	07/31/2008	ON	0.1205222000
04	RCA	07/21/2008	Interest on own capital	07/31/2008	PN	0.1325744000
05	RCA	09/25/2008	Interest on own capital	10/31/2008	ON	0.0388235000
06	RCA	09/25/2008	Interest on own capital	10/31/2008	PN	0.0427059000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)
01	07/16/2008	11,000,000	3,000,000	Revenue reserve	280,775,580	0.000000000

DIRECTOR OF INVESTOR RELATIONS

1 - DATE November 06, 2008	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET		Corporate Legislation
Amounts expressed in thousands of Reais
ASSETS	September 30, 2008	June 30, 2008

CURRENT ASSETS	106,929,203	107,188,688

CASH AND DUE FROM BANKS	1,618,718	1,380,451

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	39,145,679	41,881,677
Securities purchased under resale agreements	31,839,029	33,994,057
Interbank deposits	7,277,718	7,818,009
Foreign currency investments	28,932	69,611

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	19,804,468	18,892,219
Own portfolio	7,728,704	7,630,970
Subject to repurchase commitments	129,665	1,868,225
Pledged with Brazilian Central Bank	5,116,935	4,074,047
Pledged under guarantees rendered	328,819	544,917
Securities purpose of unrestricted purchase
and sale commitments	209,161	-
Derivative financial instruments (Note 5(f))	6,291,184	4,774,060

INTERBANK ACCOUNTS	7,213,524	7,839,987
Payments and receipts pending settlement	790,044	1,218,535
Compulsory deposits:
- Brazilian Central Bank	6,391,344	6,555,744
- National Housing System - SFH	1,342	1,482
Correspondent banks	30,794	64,226

INTERDEPARTMENTAL ACCOUNTS	43,840	54,970
Third-party funds in transit	184	183
Internal transfers of funds	43,656	54,787

LENDING OPERATIONS	26,560,354	24,839,567
Lending operations: (Note 6(a))
- Public sector	137,141	194,128
- Private sector	27,363,069	25,539,316
Allowance for losses on lending (Note 6(d))	(939,856)	(893,877)

LEASING OPERATIONS	351,381	379,464
Leasing operations: (Note 6(a))
- Private sector	354,968	382,970
Allowance for losses on leasing (Note 6(d))	(3,587)	(3,506)

OTHER CREDITS	11,834,973	11,432,670
Foreign exchange portfolio (Note 7(a))	6,952,839	7,979,293
Income receivable	1,052,094	926,951
Negotiation and intermediation of securities	1,301,915	558,103
Deferred tax (Note 20(a))	673,552	837,990
Prepaid taxes	432,997	374,609
Sundry (Note 8)	1,436,551	768,114
Allowance for losses on other credits (Note 6(d))	(14,975)	(12,390)

OTHER ASSETS	356,266	487,683
Other assets	134,493	143,496
Allowance for losses on other assets	(28,054)	(29,897)
Prepaid expenses (Note 9)	249,827	374,084

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET		Corporate Legislation
Amounts expressed in thousands of Reais
ASSETS	September 30, 2008	June 30, 2008

LONG-TERM ASSETS	58,649,571	53,205,256

INTERBANK INVESTMENTS (Note 4)	989,043	973,964
Interbank deposits	989,043	973,964

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	33,549,602	30,365,002
Own portfolio	5,766,524	7,287,233
Subject to repurchase commitments	19,689,748	16,537,864
Pledged with Brazilian Central Bank	3,866,711	1,840,715
Pledged under guarantees rendered	3,421,240	3,852,883
Derivative financial instruments (Note 5(f))	805,379	846,307

INTERBANK ACCOUNTS	58,463	57,549
Compulsory deposits:
- National Housing System - SFH	58,463	57,549

LENDING OPERATIONS	20,231,692	18,316,469
Lending operations: (Note 6(a))
- Public sector	702,847	609,013
- Private sector	20,032,092	18,200,779
Allowance for losses on lending (Note 6(d))	(503,247)	(493,323)

LEASING OPERATIONS	335,186	397,365
Leasing operations: (Note 6(a))
- Private sector	338,607	401,036
Allowance for losses on leasing (Note 6(d))	(3,421)	(3,671)

OTHER CREDITS	3,049,215	2,330,669
Receivables on guarantees honored	667	667
Foreign exchange portfolio (Note 7(a))	8,116	2,506
Income receivable	30,415	30,234
Deferred tax (Note 20(a))	1,873,448	1,191,715
Prepaid taxes	5,868	1,853
Sundry (Note 8)	1,131,416	1,104,525
Allowance for losses on other credits (Note 6(d))	(715)	(831)

OTHER ASSETS	436,370	764,238
Prepaid expenses (Note 9)	436,370	764,238

PERMANENT ASSETS	20,743,655	19,501,318

INVESTMENTS	19,609,646	18,488,127
Investments in associated companies (Note 11(a))	19,533,252	18,400,669
-Local	15,238,987	14,807,205
-Foreign	4,294,265	3,593,464
Goodwill on acquisitions of subsidiary companies (Note 11(b))	57,749	63,143
Other investments	47,244	52,914
Allowance for losses	(28,599)	(28,599)

FIXED ASSETS	472,475	426,569
Land and buildings in use	197,255	191,692
Other fixed assets	1,136,306	1,075,648
Accumulated depreciation	(861,086)	(840,771)

DEFERRED CHARGES	661,534	586,622
Organization and expansion costs	1,281,495	1,160,373
Accumulated amortization	(619,961)	(573,751)

T O T A L	186,322,429	179,895,262

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
LIABILITIES	September 30, 2008	June 30, 2008

CURRENT LIABILITIES	97,543,156	96,646,178

DEPOSITS	32,301,385	30,104,948
Demand deposits	2,966,916	3,174,954
Savings deposits	6,608,036	7,963,568
Interbank deposits	4,413,890	3,825,838
Time deposits	18,224,656	15,046,601
Other deposits	87,887	93,987

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	32,209,654	35,231,048
Own portfolio	9,786,186	9,488,142
Third parties portfolio	20,154,001	23,673,398
Unrestricted portfolio	2,269,467	2,069,508

RESOURCES FROM SECURITIES ISSUED (Note 12)	6,110,520	4,556,903
Real estate notes, mortgage notes, credits and similar	4,054,002	2,990,999
Debentures	103,502	196,373
Securities abroad	1,953,016	1,369,531

INTERBANK ACCOUNTS	896,034	1,444,478
Receipts and payments pending settlement	787,967	1,315,014
Correspondent banks	108,067	129,464

INTERDEPARTMENTAL ACCOUNTS	326,951	420,372
Third-party funds in transit	326,940	420,369
Internal transfers of funds	11	3

BORROWINGS (Note 13)	5,684,381	4,845,485
Borrowings in Brazil - governmental agencies	55	67
Foreign borrowings	5,684,326	4,845,418

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	2,973,244	2,887,815
BNDES (National Economic Development Bank)	1,434,312	1,525,974
FINAME (National Industrial Financing Authority)	1,449,553	1,304,646
Other	89,379	57,195

FOREIGN ONLENDINGS (Note 13)	14,869	1,238
Foreign onlendings	14,869	1,238

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	7,645,319	6,775,147
Derivative financial instruments	7,645,319	6,775,147

OTHER LIABILITIES	9,380,799	10,378,744
Collection of taxes and social contributions	2,383,072	1,269,835
Foreign exchange portfolio (Note 7(a))	4,716,750	6,540,918
Social and statutory (Note 14)	459,021	786,423
Taxes and social security	116,200	409,067
Negotiation and intermediation of securities	444,600	142,597
Subordinated debt (Note 15(b))	26,746	13,210
Sundry (Note 15(c))	1,234,410	1,216,694

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
LIABILITIES	September 30, 2008	June 30, 2008

LONG-TERM LIABILITIES	75,816,974	70,511,210

DEPOSITS	39,862,919	37,169,563
Interbank deposits	12,481,772	13,185,107
Time deposits	27,381,147	23,984,456

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,997,326	9,783,694
Own portfolio	10,997,326	9,783,694

RESOURCES FROM SECURITIES ISSUED (Note 12)	2,726,934	3,430,261
Real estate notes, mortgage notes, credits and similar	289,726	218
Debentures	2,165,826	3,124,542
Securities abroad	271,382	305,501

BORROWINGS (Note 13)	2,327,551	1,693,008
Borrowings in Brazil - governmental agencies	142	174
Foreign borrowings	2,327,409	1,692,834

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	6,591,317	6,106,672
BNDES (National Economic Development Bank)	3,175,552	2,997,600
FINAME (National Industrial Financing Authority)	3,206,849	2,916,837
Other	208,916	192,235

FOREIGN ONLENDINGS (Note 13)	67,445	34,794
Foreign onlendings	67,445	34,794

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	719,927	895,934
Derivative financial instruments	719,927	895,934

OTHER LIABILITIES	12,523,555	11,397,284
Foreign exchange portfolio (Note 7(a))	8,082	2,481
Allowance for tax contingencies (Note 14)	2,014,092	1,925,886
Taxes and social security	33,819	35,680
Negotiation and intermediation of securities	48,452	171,095
Subordinated debt (Note 15(b))	7,618,447	6,755,761
Sundry (Note 15(c))	2,800,663	2,506,381

DEFERRED INCOME	43,167	41,228
Deferred income	43,167	41,228

STOCKHOLDERS' EQUITY (Note 17)	12,919,132	12,696,646
Capital:	11,000,000	8,000,000
- Local residents	7,750,830	5,612,704
- Foreign residents	3,249,170	2,387,296
Capital reserves	161,378	161,378
Revaluation reserve on subsidiaries	3,103	3,007
Revenue reserves	1,723,881	4,738,692
Unrealized gains and losses - marketable securities and
derivative financial instruments	(229,274)	(51,596)
Treasury stock	(168,285)	(154,835)
Retained earnings	428,329	-

T O T A L	186,322,429	179,895,262

The accompanying notes are an integral part of these quarterly information

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL STATEMENTS OF INCOME
Amounts expressed in thousands of Reais, otherwise indicated
	From July 1, 2008	From January 1, 2008	From July 1, 2007	From January 1, 2007
	to September 30, 2008	to September 30, 2008	to September 30, 2007	to September 30, 2007

REVENUE FROM FINANCIAL INTERMEDIATION	6,642,458	14,801,181	3,480,008	9,946,200
Lending operations	3,383,758	6,550,279	1,526,442	4,403,493
Leasing operations	26,177	86,518	1,427	8,286
Marketable securities	3,168,959	7,029,679	1,789,020	5,061,821
Derivative financial instruments (Note 11(a))	(661,405)	299,838	159,126	101,048
Foreign exchange transactions (Note 7(b))	562,790	406,142	(100,441)	58,842
Compulsory deposits	162,179	428,725	104,434	312,710

EXPENSES ON FINANCIAL INTERMEDIATION	(6,300,300)	(11,837,198)	(2,282,262)	(6,720,251)
Deposits and securities sold	(5,169,488)	(10,092,050)	(1,905,772)	(5,523,147)
Borrowings and onlendings	(872,200)	(1,076,609)	(136,727)	(476,950)
Provision for credit losses (Note 6(f))	(258,612)	(668,539)	(239,763)	(720,154)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	342,158	2,963,983	1,197,746	3,225,949

OTHER OPERATING INCOME (EXPENSES)	(226,711)	(1,019,539)	(398,587)	(898,454)
Total of services rendered (Note 18)	468,925	1,434,081	550,555	1,584,710
.Banking rendered	244,812	717,797	203,616	607,658
.Services fees	224,113	716,284	346,939	977,052
Salaries, benefits, training and social security	(533,193)	(1,510,729)	(454,777)	(1,310,909)
Other administrative expenses	(473,443)	(1,341,294)	(434,138)	(1,293,242)
Financial transaction and other taxes	(88,299)	(369,952)	(158,648)	(466,023)
Equity in the results of associated companies (Note 11(a))	579,460	1,336,828	262,637	1,211,319
Other operating income (Note 19(a))	34,798	134,063	15,897	19,307
Other operating expenses (Note 19(b))	(214,959)	(702,536)	(180,113)	(643,616)

OPERATING INCOME	115,447	1,944,444	799,159	2,327,495

NON-OPERATING INCOME (EXPENSES)	(7,160)	(3,627)	(7,483)	(17,557)

INCOME BEFORE TAXES AND PROFIT SHARING AND
NON-RECURRING EVENTS	108,287	1,940,817	791,676	2,309,938

INCOME TAX AND SOCIAL CONTRIBUTION (Note 20(b))	692,510	592,955	(22,935)	(124,813)
Provision for income tax	191,709	28,697	41,180	(230,524)
Provision for social contribution	106,545	(4,382)	11,660	(66,485)
Deferred tax asset change	394,256	568,640	(75,775)	172,196

PROFIT SHARING	(97,261)	(332,759)	(101,928)	(300,152)
Management	(8,346)	(26,683)	(9,270)	(26,936)
Employees	(88,915)	(306,076)	(92,658)	(273,216)

PROFIT FROM NON-RECURRING EVENTS (NOTE 26)	-	-	532,379	735,779

NET INCOME FOR THE PERIOD	703,536	2,201,013	1,199,192	2,620,752

Number of outstanding shares (Note 17(a))	2,791,460,324	2,791,460,324	2,800,358,492	2,800,358,492
Net income shares: R$	0.25	0.79	0.43	0.94

The accompanying notes are an integral part of these quarterly information

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
ASSETS	September 30, 2008	June 30, 2008

CURRENT ASSETS	126,883,862	126,139,383

CASH AND DUE FROM BANKS	3,788,461	3,192,526

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	37,091,511	39,499,836
Securities purchased under resale agreements	31,850,388	34,073,777
Interbank deposits	5,212,191	5,356,448
Foreign currency investments	28,932	69,611

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	23,485,720	22,102,561
Own portfolio	13,516,707	12,583,107
Subject to repurchase commitments	134,016	1,872,439
Pledged with Brazilian Central Bank	5,118,621	4,075,683
Pledged under guarantees rendered	368,686	572,755
Securities purpose of unrestricted purchase
and sale commitments	209,161	-
Derivative financial instruments (Note 5(f))	4,138,529	2,998,577

INTERBANK ACCOUNTS	7,529,285	8,100,090
Payments and receipts pending settlement	846,074	1,258,239
Compulsory deposits:
- Brazilian Central Bank	6,636,508	6,745,176
- National Housing System - SFH	1,342	1,482
Correspondent banks	45,361	95,193

INTERDEPARTMENTAL ACCOUNTS	49,530	59,736
Third-party funds in transit	185	183
Internal transfers of funds	49,345	59,553

LENDING OPERATIONS	33,693,848	32,005,068
Lending operations: (Note 6(a))
- Public sector	137,141	194,128
- Private sector	36,067,731	34,180,343
Allowance for losses on lending (Note 6(d))	(2,511,024)	(2,369,403)

LEASING OPERATIONS	3,682,486	3,335,557
Leasing operations: (Note 6(a))
- Private sector	3,816,291	3,451,625
Allowance for losses on leasing (Note 6(d))	(133,805)	(116,068)

OTHER CREDITS	16,912,883	17,158,218
Foreign exchange portfolio (Note 7(a))	6,952,839	7,979,293
Income receivable	490,253	525,622
Negotiation and intermediation of securities	1,470,560	813,843
Deferred tax (Note 20(a))	1,380,663	1,416,517
Receivables from credit card operations	3,367,426	3,370,072
Insurance premium	1,261,733	1,357,317
Prepaid taxes	850,680	672,841
Sundry (Note 8)	1,209,137	1,094,107
Allowance for losses on other credits (Note 6(d))	(70,408)	(71,394)

OTHER ASSETS	650,138	685,791
Other assets	264,878	271,398
Allowance for losses on other assets	(67,607)	(67,834)
Prepaid expenses (Note 9)	452,867	482,227

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
ASSETS	September 30, 2008	June 30, 2008

LONG-TERM ASSETS	48,961,131	43,232,649

INTERBANK INVESTMENTS (Note 4)	957,314	931,219
Interbank deposits	957,314	931,219

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	14,549,986	12,364,475
Own portfolio	5,875,546	6,494,846
Subject to repurchase commitments	2,487,679	1,527,493
Pledged with Brazilian Central Bank	3,866,711	1,840,715
Pledged under guarantees rendered	1,500,963	1,318,622
Derivative financial instruments (Note 5(f))	819,087	1,182,799

INTERBANK ACCOUNTS	58,463	57,549
Compulsory deposits:
- National Housing System - SFH	58,463	57,549

LENDING OPERATIONS	20,751,267	18,797,145
Lending operations: (Note 6(a))
- Public sector	702,847	609,013
- Private sector	20,596,186	18,720,284
Allowance for losses on lending (Note 6(d))	(547,766)	(532,152)

LEASING OPERATIONS	5,502,615	4,906,650
Leasing operations: (Note 6(a))
- Private sector	5,702,011	5,082,025
Allowance for losses on leasing (Note 6(d))	(199,396)	(175,375)

OTHER CREDITS	6,053,126	5,191,409
Receivables on guarantees honored	667	667
Foreign exchange portfolio (Note 7(a))	8,116	2,506
Income receivable	116,074	106,283
Deferred tax (Note 20(a))	3,300,371	2,521,333
Prepaid taxes	214,023	220,472
Sundry (Note 8)	2,414,757	2,344,179
Allowance for losses on other credits (Note 6(d))	(882)	(4,031)

OTHER ASSETS	1,088,360	984,202
Prepaid expenses (Note 9)	1,088,360	984,202

PERMANENT ASSETS	2,675,400	2,600,045

INVESTMENTS	886,372	926,912
Investments in associated companies (Note 11(a))	96,458	97,500
-Local	96,458	97,500
Goodwill on acquisitions of subsidiary companies	140,894	168,155
Other investments	708,781	720,572
Allowance for losses	(59,761)	(59,315)

FIXED ASSETS	932,776	890,257
Land and buildings in use	611,381	616,328
Other fixed assets	1,780,281	1,694,998
Accumulated depreciation	(1,458,886)	(1,421,069)

DEFERRED CHARGES	856,252	782,876
Organization and expansion costs	1,709,666	1,575,781
Accumulated amortization	(853,414)	(792,905)

T O T A L	178,520,393	171,972,077

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
LIABILITIES	September 30, 2008	June 30, 2008

CURRENT LIABILITIES	99,184,953	99,221,916

DEPOSITS	29,446,789	28,361,120
Demand deposits	3,375,925	3,553,492
Savings deposits	7,265,666	8,516,589
Interbank deposits	848,752	1,532,962
Time deposits	17,868,559	14,664,090
Other deposits	87,887	93,987

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	20,621,218	22,726,256
Own portfolio	9,522,431	9,484,424
Third parties portfolio	10,614,200	13,241,832
Unrestricted portfolio	484,587	-

RESOURCES FROM SECURITIES ISSUED (Note 12)	6,160,812	4,600,611
Real estate notes, mortgage notes, credits and similar	4,231,827	3,138,311
Debentures	116,238	198,089
Securities abroad	1,812,747	1,264,211

INTERBANK ACCOUNTS	959,196	1,480,284
Receipts and payments pending settlement	878,629	1,381,578
Correspondent banks	80,567	98,706

INTERDEPARTMENTAL ACCOUNTS	327,370	420,996
Third-party funds in transit	326,951	420,373
Internal transfers of funds	419	623

BORROWINGS (Note 13)	5,993,483	5,106,905
Borrowings in Brazil - governmental agencies	55	67
Borrowings in Brazil - other agencies	117,499	102,410
Foreign borrowings	5,875,929	5,004,428

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	3,267,149	3,150,115
BNDES (National Economic Development Bank)	1,434,312	1,525,974
FINAME (National Industrial Financing Authority)	1,743,458	1,566,946
Other	89,379	57,195

FOREIGN ONLENDINGS (Note 13)	14,869	1,238
Foreign onlendings	14,869	1,238

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	5,138,909	4,740,773
Derivative financial instruments	5,138,909	4,740,773

OTHER LIABILITIES	27,255,158	28,633,618
Collection of taxes and social contributions	2,437,005	1,323,025
Foreign exchange portfolio (Note 7(a))	4,716,750	6,540,918
Social and statutory	582,401	914,627
Taxes and social security	988,841	1,201,951
Negotiation and intermediation of securities	529,772	886,164
Technical provisions for insurance, retirement and
capitalization plans (Note 15(a))	11,319,148	11,136,635
Subordinated debt (Note 15(b))	26,346	13,159
Payable to merchants - credit card	4,283,108	4,008,370
Sundry (Note 15(c))	2,371,787	2,608,769

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
LIABILITIES	September 30, 2008	June 30, 2008

LONG-TERM LIABILITIES	63,689,254	57,454,209

DEPOSITS	24,966,282	21,780,962
Interbank deposits	1,911	28,161
Time deposits	24,964,371	21,752,801

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,706,064	9,397,183
Own portfolio	10,706,064	9,397,183

RESOURCES FROM SECURITIES ISSUED (Note 12)	2,450,321	3,087,525
Real estate notes, mortgage notes, credits and similar	289,251	218
Debentures	1,917,748	2,808,729
Securities abroad	243,322	278,578

BORROWINGS (Note 13)	2,325,197	1,691,188
Borrowings in Brazil - governmental agencies	142	174
Foreign borrowings	2,325,055	1,691,014

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	6,920,189	6,470,895
BNDES (National Economic Development Bank)	3,175,552	2,997,600
FINAME (National Industrial Financing Authority)	3,535,721	3,281,060
Other	208,916	192,235

FOREIGN ONLENDINGS (Note 13)	67,445	34,794
Foreign onlendings	67,445	34,794

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	719,926	897,607
Derivative financial instruments	719,926	897,607

OTHER LIABILITIES	15,533,830	14,094,055
Foreign exchange portfolio (Note 7(a))	8,082	2,481
Allowance for tax contingencies (Note 14)	3,281,685	3,143,715
Taxes and social security	628,140	398,465
Negotiation and intermediation of securities	48,452	171,095
Technical provisions for insurance, retirement and
capitalization plans (Note 15(a))	636,133	614,455
Subordinated debt (Note 15(b))	7,600,041	6,740,136
Sundry (Note 15(c))	3,331,297	3,023,708

DEFERRED INCOME	73,215	70,541
Deferred income	73,215	70,541

MINORITY INTEREST (Note 11(a)(2))	2,653,839	2,528,765

STOCKHOLDERS' EQUITY (Note 17)	12,919,132	12,696,646
Capital:	11,000,000	8,000,000
- Local residents	7,750,830	5,612,704
- Foreign residents	3,249,170	2,387,296
Capital reserves	161,378	161,378
Revaluation reserve on subsidiaries	3,103	3,007
Revenue reserves	1,723,881	4,738,692
Unrealized gains and losses - marketable securities and
derivative financial instruments	(229,274)	(51,596)
Treasury stock	(168,285)	(154,835)
Retained earnings	428,329	-

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	15,572,971	15,225,411

T O T A L	178,520,393	171,972,077

The accompanying notes are an integral part of these quarterly information

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

CONSOLIDATED STATEMENTS OF INCOME			Corporate Legislation
Amounts expressed in thousands of Reais, otherwise indicated
	From July 1, 2008	From January 1, 2008	From July 1, 2007	From January 1, 2007
	to September 30, 2008	to September 30, 2008	to September 30, 2007	to September 30, 2007

REVENUE FROM FINANCIAL INTERMEDIATION	7,494,628	17,430,469	4,325,453	12,541,126
Lending operations	4,494,636	9,941,916	2,555,673	7,434,783
Leasing operations	348,815	923,712	155,268	383,573
Marketable securities	2,483,813	5,014,467	1,087,435	3,350,296
Financial results from insurance, pension plans
and annuity products	186,775	748,702	324,751	920,225
Derivative financial instruments (Note 11(a))	(746,854)	(39,126)	53,341	(69,566)
Foreign exchange transactions (Note 7(b))	564,369	410,008	43,762	206,718
Compulsory deposits	163,074	430,790	105,223	315,097

EXPENSES ON FINANCIAL INTERMEDIATION	(5,962,169)	(11,188,935)	(2,225,748)	(6,480,825)
Deposits and securities sold	(4,271,143)	(7,477,109)	(1,258,533)	(3,662,704)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(115,472)	(548,960)	(233,196)	(647,832)
Borrowings and onlendings	(904,874)	(1,146,634)	(173,889)	(541,117)
Provision for credit losses (Note 6(f))	(670,680)	(2,016,232)	(560,130)	(1,629,172)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,532,459	6,241,534	2,099,705	6,060,301

OTHER OPERATING INCOME (EXPENSES)	(1,118,295)	(3,335,632)	(1,076,574)	(3,053,644)
Total of services rendered (Note 18)	885,270	2,715,659	925,497	2,704,120
.Banking rendered	244,812	717,797	203,616	607,658
.Services fees	640,458	1,997,862	721,881	2,096,462
Insurance, annuity products and retirement plans premiums	1,600,021	4,566,103	1,171,266	3,897,335
Changes in technical provision for insurance, annuity products
and retirement plans	(713,922)	(2,068,174)	(443,194)	(1,813,838)
Insurance claims	(360,516)	(1,039,247)	(310,723)	(902,237)
Private retirement plans benefit expenses	(530)	(13,325)	(8,061)	(19,426)
Selling, other insurance and private retirement plans expenses	(270,697)	(798,693)	(240,934)	(643,330)
Credit card selling expenses	(87,581)	(262,270)	(59,614)	(185,860)
Salaries, benefits, training and social security	(666,815)	(1,894,248)	(577,108)	(1,679,348)
Other administrative expenses	(924,609)	(2,651,258)	(836,655)	(2,536,018)
Financial transaction and other taxes	(246,256)	(871,919)	(308,984)	(914,106)
Equity in the results of associated companies (Note 11(a))	849	10,900	10,003	31,332
Other operating income (Note 19(a))	103,033	292,799	39,988	135,291
Other operating expenses (Note 19(b))	(436,542)	(1,321,959)	(438,055)	(1,127,559)

OPERATING INCOME	414,164	2,905,902	1,023,131	3,006,657

NON-OPERATING INCOME (EXPENSES)	(11,110)	14,796	(7,198)	(13,410)

INCOME BEFORE TAXES AND PROFIT SHARING	403,054	2,920,698	1,015,933	2,993,247

INCOME TAX AND SOCIAL CONTRIBUTION (Note 20(b))	514,330	(25,776)	(193,117)	(624,696)
Provision for income tax	(93,465)	(870,527)	(64,951)	(622,000)
Provision for social contribution	19,387	(259,879)	(29,231)	(217,594)
Deferred tax asset change	588,408	1,104,630	(98,935)	214,898

PROFIT SHARING	(127,525)	(418,570)	(124,995)	(368,240)
Management	(8,431)	(26,913)	(9,356)	(27,175)
Employees	(119,094)	(391,657)	(115,639)	(341,065)

INCOME BEFORE NON-RECURRING EVENTS AND
MINORITY INTEREST	789,859	2,476,352	697,821	2,000,311

PROFIT FROM NON-RECURRING EVENTS (NOTE 26)	-	-	532,379	735,779

MINORITY INTEREST	(86,323)	(275,339)	(31,008)	(115,338)

NET INCOME FOR THE PERIOD	703,536	2,201,013	1,199,192	2,620,752

Number of outstanding shares (Note 17(a))	2,791,460,324	2,791,460,324	2,800,358,492	2,800,358,492
Net income shares: R$	0.25	0.79	0.43	0.94

The accompanying notes are an integral part of these quarterly information

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

STATEMENTS OF CASH FLOW			Corporate Legislation
Amounts expressed in thousands of Reais
		UNIBANCO		UNIBANCO CONSOLIDATED

	From July 1, 2008	From January 1, 2008	From July 1, 2007	From January 1, 2007
	to September 30, 2008	to September 30, 2008	to September 30, 2007	to September 30, 2007
Operating activities
Net income for the period	703,536	2,201,013	703,536	2,201,013
Net Changes in credit losses	58,203	9,304	194,858	469,606
Technical provision for insurances, capitalization
and private pensions	-	-	713,922	2,068,174
Deferred taxes	(394,256)	(568,640)	(588,408)	(1,104,630)
Reversal of foreclosed assets	(1,843)	(3,454)	(227)	(514)
Loss on sale of foreclosed assets and fixed assets	3,936	8,733	8,528	15,976
Amortization of goodwill on subsidiaries acquired	5,394	16,182	33,592	109,830
Equity in results of subsidiary and associated companies	(579,460)	(1,336,828)	(849)	(10,900)
Exchange loss (gain) on foreign investments	(740,289)	(458,696)	-	-
Gain (loss) on sale of investment	1,267	(14,825)	-	(61,861)
Provision for losses on other investments	-	-	485	1,013
Depreciation and amortization	66,417	191,888	98,589	284,237
Minority interests	-	-	86,323	275,339
Changes in assets and liabilities
Decrease (increase) in interbank investments	2,720,919	2,375,788	2,382,230	(376,573)
Decrease (increase) in marketable securities and
derivative financial instruments	(4,277,762)	(14,419,524)	(3,790,719)	(12,250,208)
Decrease (increase) in Central Bank compulsory deposits	164,400	127,399	108,668	46,633
Net change in interbank and interdepartmental accounts	(169,586)	(308,019)	(143,285)	(273,992)
Decrease (increase) in lending operations	(3,698,882)	(8,543,550)	(3,863,037)	(9,339,785)
Decrease (increase) in leasing operations	90,431	263,996	(969,446)	(3,032,720)
Net change in foreign exchange portfolio	(797,723)	(735,825)	(797,723)	(735,825)
Decrease (increase) in other credits and other assets	(1,175,235)	(340,120)	(964,888)	(539,427)
Increase (decrease) in other liabilities	2,752,182	7,778,879	1,465,802	3,810,386
Increase (decrease) in deferred income	1,939	15,186	2,674	16,327
Net cash provide by (used in) operating activities	(5,266,412)	(13,741,113)	(5,319,375)	(18,427,901)

Investing activities
Dividends and interest on capital received from subsidiary
and associated companies	319,921	577,479	700	26,396
Proceeds from sale of foreclosed assets companies	11,728	26,659	47,029	105,006
Purchase/capital decrease in subsidiary
and associated companies	(199,257)	(4,156,561)	-	(13,500)
Goodwill on acquisition of subsidiary companies	-	-	(6,330)	(7,821)
Proceeds/capital decrease in subsidiary
and associated companies	25,463	25,473	1,287	15,964
Purchase of other investments	-	(3)	(4,478)	(310,326)
Proceeds from sale of other investments	4,402	20,494	16,229	98,053
Purchase of fixed assets	(66,419)	(149,236)	(91,109)	(211,730)
Proceeds from sale of fixed assets	445	842	8,224	9,772
Investment in deferred charges	(120,460)	(251,013)	(132,759)	(283,803)
Minority interests	-	-	38,751	444,848
Net cash provided by (used in) investing activities	(24,177)	(3,905,866)	(122,456)	(127,141)

Financing activities
Increase (decrease) in deposits	4,889,793	5,089,400	4,270,989	8,770,527
Increase (decrease) in securities sold under
repurchase agreements	(1,807,762)	9,912,928	(796,157)	4,247,108
Increase (decrease) in resources from securities issued	850,290	880,969	922,997	4,010,530
Increase (decrease) in borrowings and onlendings	2,089,795	2,238,011	2,133,197	2,251,761
Net change in treasury stock	(28,260)	(93,398)	(28,260)	(93,398)
Dividends paid	(465,000)	(1,273,450)	(465,000)	(1,273,450)
Net cash provided by (used in) financing activities	5,528,856	16,754,460	6,037,766	17,913,078

Increase (decrease) in cash and due from banks	238,267	(892,519)	595,935	(641,964)

Cash and due from banks at the beginning of the period	1,380,451	2,511,237	3,192,526	4,430,425
Cash and due from banks at the end of the period	1,618,718	1,618,718	3,788,461	3,788,461
Increase (decrease) in cash and due from banks	238,267	(892,519)	595,935	(641,964)

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

VALUE ADDED STATEMENTS						Corporate Legislation

Amounts expressed in thousands of Reais
				Unibanco			Unibanco Consolidated

	From July 1, 2008		From January 1, 2008		From July 1, 2007		From January 1, 2007
	to September 30, 2008		to September 30, 2008		to September 30, 2007		to September 30, 2007

Gross profit from financial intermediation(1)	884,008	69.5%	3,281,097	79.3%	2,074,309	117.1%	6,558,648	114.5%
Services rendered	468,925	36.9%	1,434,081	34.7%	885,270	50.0%	2,715,659	47.4%
Other income and other expenses	(81,304)	-6.4%	(576,566)	-13.9%	(1,187,927)	-67.1%	(3,545,667)	-61.9%

Total value added	1,271,629	100.0%	4,138,612	100.0%	1,771,652	100.0%	5,728,640	100.0%

Human resources	538,003	42.3%	1,580,830	38.2%	688,382	38.9%	2,011,585	35.1%
Salaries	380,616	29.9%	1,205,540	29.1%	494,054	27.9%	1,537,947	26.8%
Charges	78,440	6.2%	150,481	3.6%	94,456	5.3%	192,462	3.4%
Benefits	78,947	6.2%	224,809	5.4%	99,872	5.6%	281,176	4.9%

Government	30,090	2.4%	356,769	8.6%	379,734	21.4%	1,516,042	26.5%
Financial transaction and other taxes	156,269	12.3%	409,731	9.9%	314,226	17.7%	911,698	15.9%
Income tax and social contribution	(218,630)	-17.2%	(315,620)	-7.6%	(40,450)	-2.3%	303,111	5.3%
INSS on salaries	92,451	7.3%	262,658	6.3%	105,958	6.0%	301,233	5.3%

Dividends and interest on own capital	275,207	21.6%	860,985	20.8%	275,207	15.5%	860,985	15.0%

Profit reinvestment	428,329	33.7%	1,340,028	32.4%	428,329	24.2%	1,340,028	23.4%

Total	1,271,629	100.0%	4,138,612	100.0%	1,771,652	100.0%	5,728,640	100.0%

(1) Comprise hedge´s fiscal effects reclassification on foreign investments.

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2008	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branch (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly information has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis. The quarterly information of September 30, 2008 include the statements of cash flows and value added.

The quarterly information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

The statement of income for the quarter ended September 30, 2007 has been reclassified for the purpose of better comparability in respect of: (i) the foreign subsidiary companies’ exchange variations in the amount of R$165,236 (Nine-month ended September 30, 2007 –R$526,742) from “Other Operating Expenses” to ”Derivative Financial Instruments” and (ii) according to Susep Circular no. 356/07 and Circular Letter Susep/Decon/GAB n° 003/08 the amount of R$221,279 (Nine-month ended September 30, 2007 – R$684,431) from “Private Retirement Plans Benefit Expenses”, “Insurance Premium and Redemption” to “Changes in Technical Provision for Insurance, Annuity Products and Retirement Plans”.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances, have already considered determined aspects of Law n° 11,638 at December 29, 2007, mentioned in Note 25 (c).

(a) Determination of net income

Net income is determined on the accrual basis and considers:

• income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

• the effects of the provisions to adjust the assets to market or realizable values;

• the adjustments to the technical reserves for insurance, annuity products and retirement plans;

• the insurance premiums, as well as their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

• the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

• the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

• the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

• the provision for social contribution calculated at the rate of 15% (9% until April of 2008, according to Law n° 11,727 of June 2008) on the adjusted income before income tax; and

• tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for losses on credit is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

• Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

• Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

• Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

• Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion is recognized currently in earnings.

• Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies whose investments due to common shares which has significant influence, are accounted for using the equity method of accounting in the proportion of the ownership interest in the stockholders’ equity of the associated companies, as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted by an allowance for losses, when applicable.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite that it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM n° 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2008	2008	2008	2008
Securities purchased under resale agreements	31,839,029	33,994,057	31,850,388	34,073,777
Own position	9,005,051	7,715,290	9,016,409	7,795,010
- Financial treasury bills	1,041,964	592,978	1,041,964	592,978
- Treasury bills	5,259,834	6,031,272	5,259,834	6,031,272
- Treasury notes	2,641,101	1,061,433	2,641,101	1,061,433
- Other	62,152	29,607	73,510	109,327
Financial Position	22,833,978	26,278,767	22,833,979	26,278,767
- Financial treasury bills	5,236,053	8,262,654	5,236,053	8,262,654
- Treasury bills	9,303,836	10,891,192	9,303,836	10,891,192
- Treasury notes	7,676,997	6,463,992	7,676,997	6,463,992
- Other	617,092	660,929	617,093	660,929
Interbank deposits	8,266,761	8,791,973	6,169,505	6,287,667
Foreign currency investments	28,932	69,611	28,932	69,611
Total	40,134,722	42,855,641	38,048,825	40,431,055
Current	39,145,679	41,881,677	37,091,511	39,499,836
Long-term	989,043	973,964	957,314	931,219

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2008	2008	2008	2008
Assets
Trading assets	6,906,681	7,138,023	12,172,647	11,613,091
Available for sale	38,312,775	35,633,889	18,088,983	16,047,241
Held to maturity	1,038,051	864,942	2,816,460	2,625,328
Subtotal	46,257,507	43,636,854	33,078,090	30,285,660
Derivative financial instruments	7,096,563	5,620,367	4,957,616	4,181,376
Total	53,354,070	49,257,221	38,035,706	34,467,036
Current	19,804,468	18,892,219	23,485,720	22,102,561
Long-term	33,549,602	30,365,002	14,549,986	12,364,475

Liabilities
Derivative financial instruments	8,365,246	7,671,081	5,858,835	5,638,380
Total	8,365,246	7,671,081	5,858,835	5,638,380
Current	7,645,319	6,775,147	5,138,909	4,740,773
Long-term	719,927	895,934	719,926	897,607

(b) Trading assets

				Unibanco

	September 30, 2008		June 30, 2008

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,663,485	3,622,940	3,876,472	3,843,485
Treasury bills	45,367	45,193	1,184,679	1,182,790
Financial treasury bills	9,694	9,684	10,604	10,592
Treasury notes	3,602,639	3,562,918	2,681,189	2,650,103
Other	5,785	5,145	-	-
Foreign government	2,833,509	2,797,450	2,366,234	2,331,389
Bank debt securities	524	524	76,164	75,082
Corporate debt securities	57,594	57,834	67,477	71,402
Debentures	57,594	57,834	61,566	65,541
Eurobonds	-	-	5,911	5,861
Mutual funds	171 ,241	171,241	171,340	171,340
Marketable equity securities	214,460	256,692	670,367	645,325
Total	6,940,813	6,906,681	7,228,054	7,138,023

			Unibanco Consolidated

	September 30, 2008		June 30, 2008

	Amortized		Amortized
Issuer/T ype of investment	cost	Fair value	cost	Fair value
Federal government	5,592,134	5,538,741	5,777,111	5,717,539
Treasury bills	241,830	241,810	1,667,788	1,662,712
Financial treasury bills	250,123	249,756	431,818	430,995
Treasury notes	5,091,839	5,039,473	3,677,505	3,623,832
Other	8,342	7,702	-	-
Foreign government	3,296,041	3,259,941	2,862,769	2,825,946
Brazilian sovereign bonds	47,364	46,938	110,616	110,340
Bank debt securities	1,739,819	1,736,829	1,037,035	1,035,446
Eurobonds and other	247,788	247,216	101,977	100,654
Certificate of de posit	1,492,031	1,489,613	935,058	934,792
Corporate debt securities	485,685	480,094	203,858	207,064
Debentures	447,413	447,424	128,253	132,363
Eurobonds and other	38,272	32,670	75,605	74,701
Mutual funds	355 ,893	355,893	498,170	498,170
Marketable equity securities	813,379	754,211	1,234,977	1,218,586
Total	12,330,315	12,172,647	11,724,536	11,613,091

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

					Unibanco

		September 30, 2008				June 30, 2008

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	8,464,088	(78,561)	8,385,527	8,209,983	(145,096)	8,064,887
Financial treasury bills	345,663	111	345,774	369,752	162	369,914
Treasury bills	6,638,487	(47,328)	6,591,159	6,829,431	(99,247)	6,730,184
Treasury notes	1,434,210	(31,051)	1,403,159	965,304	(39,375)	925,929
Treasury Bonds	2,328	(516)	1,812	2,938	(816)	2,122
Other	43,400	223	43,623	42,558	(5,820)	36,738
Foreign government	1,484,426	5,663	1,490,089	1,060,375	(11,295)	1,049,080
Brazilian sovereign bonds	1,491,983	(130,830)	1,361,153	1,204,149	(31,828)	1,172,321
Bank debt securities	23,224,661	462	23,225,123	22,411,608	(13,122)	22,398,486
Debentures, eurobonds and other	23,224,661	462	23,225,123	22,411,608	(13,122)	22,398,486
Corporate debt securities	3,192,886	(45,059)	3,147,827	2,806,418	38,062	2,844,480
Debentures, eurobonds and other	3,192,886	(45,059)	3,147,827	2,806,418	38,062	2,844,480
Mutual funds	9,706	-	9,706	10,136	-	10,136
Marketable equity securities	838,602	(145,252)	693,350	225,071	(130,572)	94,499
Total	38,706,352	(393,577)	38,312,775	35,927,740	(293,851)	35,633,889

				Unibanco Consolidated

		September 30, 2008			June 30, 2008

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	10,212,054	(176,337)	10,035,717	9,946,320	(211,463)	9,734,857
Financial treasury bills	665,583	207	665,790	699,211	337	699,548
Treasury bills	6,662,815	(47,500)	6,615,315	6,900,456	(100,059)	6,800,397
Treasury notes	2,837,928	(128,751)	2,709,177	2,301,157	(105,105)	2,196,052
Treasury Bonds	2,328	(516)	1,812	2,938	(816)	2,122
Other	43,400	223	43,623	42,558	(5,820)	36,738
Foreign government	1,484,426	5,663	1,490,089	1,060,376	(11,296)	1,049,080
Brazilian sovereign bonds	1,491,983	(130,830)	1,361,153	1,204,149	(31,828)	1,172,321
Bank debt securities	998,830	(3,195)	995,635	826,708	(13,595)	813,113
Debentures, eurobonds and other	998,830	(3,195)	995,635	826,708	(13,595)	813,113
Corporate debt securities	3,391,969	(43,492)	3,348,477	2,923,911	42,665	2,966,576
Debentures, eurobonds and other	3,391,969	(43,492)	3,348,477	2,923,911	42,665	2,966,576
Mutual funds	22,494	-	22,494	33,907	-	33,907
Marketable equity securities	1,047,308	(211,890)	835,418	427,508	(150,121)	277,387
Total	18,649,064	(560,081)	18,088,983	16,422,879	(375,638)	16,047,241

(ii) By maturity:

				Unibanco

	September 30, 2008		June 30, 2008

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	2,008,976	2,005,267	2,196,983	2,199,742
Between 3 months and 1 year	3,887,812	3,867,118	4,683,563	4,651,382
Between 1 and 3 years	6,154,160	6,091,757	4,589,947	4,503,847
Between 3 and 5 years	1,205,819	1,195,480	745,276	738,935
Between 5 and 15 years	23,098,182	23,080,329	22,264,423	22,254,832
More than 15 years	1,503,095	1,369,768	1,212,341	1,180,516
No stated maturity (1)	848,308	703,056	235,207	104,635
Total	38,706,352	38,312,775	35,927,740	35,633,889

	Unibanco Consolidated

	September 30, 2008		June 30, 2008

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	2,140,322	2,136,653	2,262,726	2,265,546
Between 3 months and 1 year	4,169,259	4,148,507	4,922,178	4,889,376
Between 1 and 3 years	6,351,830	6,289,180	4,796,772	4,711,674
Between 3 and 5 years	1,388,077	1,374,505	898,503	887,302
Between 5 and 15 years	1,574,498	1,488,945	1,425,667	1,366,788
More than 15 years	1,955,276	1,793,281	1,655,618	1,615,261
No stated maturity (1)	1,069,802	857,912	461,415	311,294
Total	18,649,064	18,088,983	16,422,879	16,047,241

_____________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2008	2008	2008	2008

Issuer/Type of investment	Amortized cost

Federal government	303	299	1,747,426	1,734,694
Treasury notes	-	93	1,747,122	1,734,488
Other	303	206	304	206
Brazilian sovereign bonds	1,037,748	864,643	1,064,338	886,130
Corporate debt securities	-	-	4,696	4,504
Debentures	-	-	4,696	4,504
Total	1,038,051	864,942	2,816,460	2,625,328
Fair value	1,142,952	987,505	3,087,881	2,925,275

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2008	2008	2008	2008

Maturity				Amortized cost

Less than 3 months	21,553	17,971	21,552	17,971
Between 3 months and 1 year	9,609	6,406	9,920	6,706
Between 1 and 3 years	432,762	236,497	464,049	262,371
Between 3 and 5 years	361,059	426,232	361,060	426,232
Between 5 and 15 years	212,932	177,723	1,255,178	1,204,527
More than 15 years	136	113	704,701	707,521
Total	1,038,051	864,942	2,816,460	2,625,328

(iii) Financial ability

Unibanco and its subsidiaries classified investments as held to maturity for which there is intention and financial ability to hold them to maturity. Maturities are the parameters used to define financial ability, interest rate (existence of positive spread) and liabilities transactions’ currencies.

(e) Fair value determination

The fair value of Marketable Securities is calculated by fair value, when applicable, is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, whose notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	Notional value		Amortized cost	Fair value adjustment	Fair value

	September 30,	June 30,	September 30,	September 30,	September 30,	June 30,
	2008	2008	2008	2008	2008	2008
Futures contracts	105,660,070	145,202,469	-	-	-	-
Purchase	43,513,557	86,853,047	-	-	-	-
Currencies	971,826	1,725,772	-	-	-	-
Inter bank interest rate	42,508,696	85,062,952	-	-	-	-
Other	33,035	64,323	-	-	-	-
Sale	62,146,513	58,349,422	-	-	-	-
Currencies	13,216,586	6,205,163	-	-	-	-
Inter bank interest rate	48,888,688	52,044,464	-	-	-	-
Other	41,239	99,795	-	-	-	-
Swap contracts	59,162,803	25,801,363	(1,050,908)	116,263	(934,645)	(814,982)
Assets	25,632,939	14,872,788	532,149	570,384	1,102,533	1,490,064
Currencies	3,242,203	1,970,119	106,593	275,025	381,618	69,588
Fixed interest rate	292,901	1,573,203	21,033	3,239	24,272	194,774
Inter bank interest rate	6,754,684	7,927,658	383,634	137,166	520,800	930,590
Stocks	3,724	-	199	-	199	-
Other	15,339,427	3,401,808	20,690	154,954	175,644	295,112
Liabilities	33,529,864	10,928,575	(1,583,057)	(454,121)	(2,037,178)	(2,305,046)
Currencies	2,195,358	2,476,023	16,279	(304,599)	(288,320)	(311,059)
Fixed interest rate	2,658,569	1,631,019	(43,579)	(25,566)	(69,145)	(122,138)
Inter bank interest rate	4,401,615	1,759,267	(131,910)	(131,980)	(263,890)	(172,902)
Other	24,274,322	5,062,266	(1,423,847)	8,024	(1,415,823)	(1,698,947)
Thirdcurveswapcontracts	3,527,744	3,791,224	71,254	(196,821)	(125,567)	(486,248)
Assets	1,786,410	2,341,391	474,578	(184,528)	290,050	79,103
Currencies	847,874	1,236,686	317,590	(151,134)	166,456	47,138
Fixed interest rate	56,939	395,828	5,063	(245)	4,818	1,367
Inter bank interest rate	786,127	644,976	137,101	(28,016)	109,085	29,850
Other	95,470	63,901	14,824	(5,133)	9,691	748
Liabilities	1,741,334	1,449,833	(403,324)	(12,293)	(415,617)	(565,351)
Currencies	1,157,990	641,662	(19,115)	(33,893)	(53,008)	(77,331)
Fixed interest rate	389,759	600,247	(371,684)	13,494	(358,190)	(486,558)
Inter bank interest rate	193,585	120,666	(12,525)	8,106	(4,419)	(708)
Other	-	87,258	-	-	-	(754)
Forward contracts	10,376,032	8,259,672	505,102	(268,815)	236,287	(148,383)
Assets	7,497,776	4,064,259	693,389	2,278,777	2,972,166	2,792,703
Currencies	7,442,133	3,931,176	547,316	2,278,593	2,825,909	8,434
Fixed interest rate	-	-	-	-	-	2,226,070
Stocks	-	-	54,062	(84)	53,978	360,028
Other	55,643	133,083	92,011	268	92,279	198,171
Liabilities	2,878,256	4,195,413	(188,287)	(2,547,592)	(2,735,879)	(2,941,086)
Currencies	2,351,010	3,408,795	(20,005)	(2,566,834)	(2,586,839)	(347,443)
Fixed interest rate	-	-	-	-	-	(2,029,841)
Stocks	54,062	360,247	(54,062)	11,642	(42,420)	(344,708)
Other	473,184	426,371	(114,220)	7,600	(106,620)	(219,094)
Option contracts	419,637,523	450,367,968	(42,038)	(346,294)	(388,332)	(359,852)
Purchased options	209,010,895	245,795,705	1,077,541	1,263,956	2,341,497	1,199,736
Purchase of purchased option	145,545,833	156,698,195	887,711	1,322,955	2,210,666	911,090
Currencies	67,396,582	65,348,296	515,563	1,071,556	1,587,119	112,586
Inter bank interest rate	77,966,471	91,305,039	346,440	262,627	609,067	780,993
Stocks	10,503	16,396	13,559	(3,056)	10,503	16,396
Other	172,277	28,464	12,149	(8,172)	3,977	1,115
Purchase of sold option	63,465,062	89,097,510	189,830	(58,999)	130,831	288,646
Currencies	15,457,126	29,169,720	128,745	(87,097)	41,648	267,064
Inter bank interest rate	47,656,363	59,784,780	41,600	1,219	42,819	9,100
Stocks	28,766	4,021	11,794	16,972	28,766	4,021
Other	322,807	138,989	7,691	9,907	17,598	8,461
Sale position	210,626,628	204,572,263	(1,119,579)	(1,610,250)	(2,729,829)	(1,559,588)
Sale of Purchased options	118,288,443	111,144,498	(704,870)	(1,770,851)	(2,475,721)	(1,032,484)
Currencies	46,091,896	41,175,792	(422,714)	(1,582,220)	(2,004,934)	(109,901)
Inter bank interest rate	71,956,075	68,243,750	(256,325)	(202,228)	(458,553)	(605,193)
Stocks	6,935	1,642,228	(16,822)	9,887	(6,935)	(315,080)
Other	233,537	82,728	(9,009)	3,710	(5,299)	(2,310)
Sale of sold option	92,338,185	93,427,765	(414,709)	160,601	(254,108)	(527,104)
Currencies	27,574,928	31,697,851	(298,026)	163,312	(134,714)	(493,441)
Inter bank interest rate	64,496,545	61,487,659	(98,186)	31,138	(67,048)	(6,588)
Stocks	16,442	6,435	(4,904)	(11,538)	(16,442)	(6,435)
Other	250,270	235,820	(13,593)	(22,311)	(35,904)	(20,640)
Other derivative financial
instruments(*)	11,596,048	8,588,409	(41,606)	(14,820)	(56,426)	(241,249)
Assets position	5,541,909	3,351,252	427,927	(37,610)	390,317	58,761
Liabilities position	6,054,139	5,237,157	(469,533)	22,790	(446,743)	(300,010)

		Assets	3,205,584	3,890,979	7,096,563	5,620,367
		Liabilities	(3,763,780)	(4,601,466)	(8,365,246)	(7,671,081)

____________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill.

	Unibanco Consolidated

	Notional value		Amortized cost	Fair value adjustment	Fair value

	September 30,	June 30,	September 30,	September 30,	September 30,	June 30,
	2008	2008	2008	2008	2008	2008
Futures contracts	107,764,413	144,439,607	-	-	-	-
Purchase	43,514,870	87,100,394	-	-	-	-
Currencies	971,826	1,725,853	-	-	-	-
Inter bank interest rate	42,510,009	85,310,218	-	-	-	-
Other	33,035	64,323	-	-	-	-
Sale	64,249,543	57,339,213	-	-	-	-
Currencies	13,312,334	6,156,856	-	-	-	-
Inter bank interest rate	50,895,970	51,082,562	-	-	-	-
Other	41,239	99,795	-	-	-	-
Swap contracts	57,666,272	25,766,663	(1,019,756)	(157,817)	(1,177,573)	(802,114)
Assets	24,136,408	14,901,804	563,400	296,304	859,704	1,495,148
Currencies	1,530,341	1,970,119	132,017	(8,054)	123,963	69,588
Fixed interest rate	292,901	1,576,787	20,948	3,325	24,273	184,512
Inter bank interest rate	6,780,116	7,953,090	395,151	137,166	532,317	945,936
Stocks	3,724	-	199	-	199	-
Other	15,529,326	3,401,808	15,085	163,867	178,952	295,112
Liabilities	33,529,864	10,864,859	(1,583,156)	(454,121)	(2,037,277)	(2,297,262)
Currencies	2,195,358	2,476,023	16,279	(304,599)	(288,320)	(311,059)
Fixed interest rate	2,658,569	3,555,575	(967,046)	(20,335)	(987,381)	(1,408,388)
Inter bank interest rate	4,401,615	1,536,362	(131,911)	(131,980)	(263,891)	(163,446)
Other	24,274,322	3,296,899	(500,478)	2,793	(497,685)	(414,369)
Third curve Swap contracts	3,527,744	3,791,224	71,254	(196,821)	(125,567)	(486,248)
Assets	1,786,410	2,341,391	474,578	(184,528)	290,050	79,103
Currencies	847,874	1,236,686	317,590	(151,134)	166,456	47,138
Fixed interest rate	56,939	395,828	5,063	(245)	4,818	1,367
Inter bank interest rate	786,127	644,976	137,101	(28,016)	109,085	29,850
Other	95,470	63,901	14,824	(5,133)	9,691	748
Liabilities	1,741,334	1,449,833	(403,324)	(12,293)	(415,617)	(565,351)
Currencies	1,157,990	641,662	(19,115)	(33,893)	(53,008)	(77,331)
Fixed interest rate	389,759	600,247	(371,684)	13,494	(358,190)	(486,558)
Inter bank interest rate	193,585	120,666	(12,525)	8,106	(4,419)	(708)
Other	-	87,258	-	-	-	(754)
Forward contracts	8,150,266	6,101,606	802,753	(60,675)	742,078	54,447
Assets	5,506,736	1,906,193	996,178	48,655	1,044,833	972,495
Currencies	5,424,516	612,046	807,083	49,123	856,206	8,434
Fixed interest rate	-	1,091,244	-	-	-	329,969
Stocks	26,907	69,820	96,687	(499)	96,188	428,897
Other	55,313	133,083	92,408	31	92,439	205,195
Liabilities	2,643,530	4,195,413	(193,425)	(109,330)	(302,755)	(918,048)
Currencies	2,116,284	3,408,795	(30,123)	(119,266)	(149,389)	(347,443)
Fixed interest rate	-	59,279	-	-	-	(194)
Stocks	54,062	360,247	(68,480)	11,642	(56,838)	(344,708)
Other	473,184	367,092	(94,822)	(1,706)	(96,528)	(225,703)
Option contracts	422,391,096	451,170,528	30,455	(387,572)	(357,117)	16,281
Purchased options	209,813,699	248,220,492	1,150,034	1,222,678	2,372,712	1,575,869
Purchase of purchased option	145,618,316	158,392,905	960,194	1,281,677	2,241,871	1,287,223
Currencies	67,396,582	65,348,296	515,563	1,071,556	1,587,119	112,586
Inter bank interest rate	77,966,471	91,305,039	346,440	262,627	609,067	780,993
Stocks	82,986	1,711,106	86,042	(44,334)	41,708	392,529
Other	172,277	28,464	12,149	(8,172)	3,977	1,115
Purchase of sold option	64,195,383	89,827,587	189,840	(58,999)	130,841	288,646
Currencies	15,457,126	29,169,720	128,745	(87,097)	41,648	267,064
Inter bank interest rate	48,386,684	60,514,857	41,600	1,219	42,819	9,100
Stocks	28,766	4,021	11,804	16,972	28,776	4,021
Other	322,807	138,989	7,691	9,907	17,598	8,461
Saleposition	212,577,397	202,950,036	(1,119,579)	(1,610,250)	(2,729,829)	(1,559,588)
Sale of Purchased options	120,239,212	109,522,271	(704,870)	(1,770,851)	(2,475,721)	(1,032,484)
Currencies	48,042,665	41,175,792	(422,714)	(1,582,220)	(2,004,934)	(404,980)
Inter bank interest rate	71,956,075	68,243,750	(256,325)	(202,228)	(458,553)	(605,193)
Stocks	6,935	20,001	(16,822)	9,887	(6,935)	(20,001)
Other	233,537	82,728	(9,009)	3,710	(5,299)	(2,310)
Sale of sold option	92,338,185	93,427,765	(414,709)	160,601	(254,108)	(527,104)
Currencies	27,574,928	31,697,851	(298,026)	163,312	(134,714)	(493,441)
Inter bank interest rate	64,496,545	61,487,659	(98,186)	31,138	(67,048)	(6,588)
Stocks	16,442	6,435	(4,904)	(11,538)	(16,442)	(6,435)
Other	250,270	235,820	(13,593)	(22,311)	(35,904)	(20,640)
Other derivative financial
instruments(*)	9,726,385	9,488,161	45,058	(28,098)	16,960	(239,370)
Assets position	5,541,909	3,351,252	427,927	(37,610)	390,317	58,761
Liabilities position	4,184,476	6,136,909	(382,869)	9,512	(373,357)	(298,131)

		Assets	3,612,117	1,345,499	4,957,616	4,181,376
		Liabilities	(3,682,353)	(2,176,482)	(5,858,835)	(5,638,380)

_____________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

	Unibanco

	September 30, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	46,726,740	31,091,470	21,814,510	6,027,350	105,660,070
Swap contracts	38,268,525	8,110,982	5,993,374	6,789,922	59,162,803
Third curve swap contracts	1,612,016	1,244,729	363,335	307,664	3,527,744
Forward contracts	5,992,871	3,131,433	1,232,592	19,136	10,376,032
Option contracts
Purchased position	52,702,870	141,786,143	14,217,882	304,000	209,010,895
Sale position	32,564,232	159,812,478	18,249,918	-	210,626,628
Other derivative financial instruments	8,000,325	2,855,929	620,212	119,582	11,596,048

	Unibanco Consolidated

	September 30, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	46,957,420	31,258,864	23,206,053	6,342,076	107,764,413
Swap contracts	36,556,483	8,112,287	6,016,149	6,981,353	57,666,272
Third curve swap contracts	1,612,016	1,244,729	363,335	307,664	3,527,744
Forward contracts	3,729,270	3,169,268	1,232,592	19,136	8,150,266
Option contracts
Purchased position	52,702,870	142,588,947	14,217,882	304,000	209,813,699
Sale position	32,564,232	159,812,478	20,200,687	-	212,577,397
Other derivative financial instruments	6,130,662	2,855,929	620,212	119,582	9,726,385

(iii) Nominal value by trade location/counterpart:

Unibanco

September 30, 2008

			Over the counter (1)

Contracts	BM&F	Bovespa	Financial Institution	Individual	Company	Subtotal	Total
Future contracts	105 ,660,070	-	-	-	-	-	105,660,070
Swap contracts	6,998,132	-	44,115,850	184,398	7,864,423	52,164,671	59,162,803
Third curve swap contracts	-	-	67,346	-	3,460,398	3,527,744	3,527,744
Forward contracts	-	54,062	4,067,704	16,028	6,238,238	10,321,970	10,376,032
Option contracts
Purchased position	202,458,064	39,504	5,120,753	-	1,392,574	6,513,327	209,010,895
Sale position	195,601,933	31,996	13,947,589	-	1,045,110	14,992,699	210,626,628
Other derivative financial instruments	-	4,487	11,318,017	-	273,544	11,591,561	11,596,048

Unibanco Consolidated

September 30, 2008

			Over the counter (1)

Contracts	BM&F	Bovespa	Financial Institution	Individual	Company	Subtotal	Total
Future contracts	107,764,413	-	-	-	-	-	107,764,413
Swap contracts	7,023,563	-	42,785,319	184,398	7,672,992	50,642,709	57,666,272
Third curve swap contracts	-	-	67,346	-	3,460,398	3,527,744	3,527,744
Forward contracts	-	345,151	1,550,849	16,028	6,238,238	7,805,115	8,150,266
Option contracts
Purchased position	203,188,386	39,504	5,145,378	-	1,440,431	6,585,809	209,813,699
Sale position	195,601,933	31,996	15,999,816	-	943,652	16,943,468	212,577,397
Other derivative financial instruments	-	4,487	8,186,858	-	1,535,040	9,721,898	9,726,385

(iv) Market value by trade location:

Unibanco

September 30, 2008

		Over the counter (1)

		Fair value

	BM&F/	Financial
Contracts	Bovespa	Institution	Individual	Company	Subtotal	Total
Swap contracts	52,853	(1,229,295)	359	241,438	(987,498)	(934,645)
Third curve swap contracts	-	4,424	-	(129,991)	(125,567)	(125,567)
Forward contracts	11,559	(225,518)	1,023	449,223	224,728	236,287
Option contracts
Purchased position	1,950,419	309,257	-	81,821	391,078	2,341,497
Sale position	(1,943,608)	(743,512)	-	(42,709)	(786,221)	(2,729,829)
Other derivative financial instruments	446,645	(74,775)	-	18,447	(56,328)	390,317

Unibanco Consolidated

September 30, 2008

		Over the counter (1)

		Fair value

	BM&F/	Financial
Contracts	Bovespa	Institution	Individual	Company	Subtotal	Total
Swap contracts	64,116	(1,487,949)	359	245,901	(1,241,689)	(1,177,573)
Third curve swap contracts	-	4,424	-	(129,991)	(125,567)	(125,567)
Forward contracts	391,625	(7,527)	1,023	356,957	350,453	742,078
Option contracts
Purchased position	1,950,409	334,275	-	88,028	422,303	2,372,712
Sale position	(1,943,609)	(749,917)	-	(36,303)	(786,220)	(2,729,829)
Other derivative financial instruments	(390,415)	(51,242)	-	68,300	17,058	(373,357)

On September 30, 2008 the amounts pledged to guarantee BM&F transactions were R$282,949 in Unibanco and R$359,059 in Unibanco Consolidated and are comprised by federal government securities.

(v) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco

	September 30, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	377,069	208,617	165,304	351,543	1,102,533
Third curve swap contracts	74,648	189,196	25,306	900	290,050
Forward contracts	2,523,147	372,888	75,602	529	2,972,166
Option contracts	756,737	1,415,553	166,597	2,610	2,341,497
Other derivative financial instruments	242,728	130,601	16,988	-	390,317
Total	3,974,329	2,316,855	449,797	355,582	7,096,563

Liabilities
Swap contracts	1,718,494	79,497	134,397	104,790	2,037,178
Third curve swap contracts	163,332	213,378	5,387	33,520	415,617
Forward contracts	2,675,329	48,179	11,538	833	2,735,879
Option contracts	740,019	1,611,037	378,773	-	2,729,829
Other derivative financial instruments	173 ,476	222,578	45,537	5,152	446,743
Total	5,470,650	2,174,669	575,632	144,295	8,365,246

	Unibanco Consolidated

	September 30, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	119,936	209,213	175,603	354,952	859,704
Third curve swap contracts	74,648	189,196	25,306	900	290,050
Forward contracts	560,195	408,507	75,602	529	1,044,833
Option contracts	756,737	1,446,768	166,597	2,610	2,372,712
Other derivative financial instruments	242,728	130,601	16,988	-	390,317
Total	1,754,244	2,384,285	460,096	358,991	4,957,616

Liabilities
Swap contracts	1,718,494	79,596	134,397	104,790	2,037,277
Third curve swap contracts	163,332	213,378	5,387	33,520	415,617
Forward contracts	242,205	48,179	11,538	833	302,755
Option contracts	740,019	1,611,037	378,773	-	2,729,829
Other derivative financial instruments	100 ,091	222,578	45,536	5,152	373,357
Total	2,964,141	2,174,768	575,631	144,295	5,858,835

____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

(vi) Hedge Account

(a) On September 30, 2008, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented in Unibanco and in Unibanco Consolidated by future transactions in the amount of R$30,267,539 (June 30, 2008 – R$25,834,241), swap contracts in the amount of R$132,779 (June 30, 2008 – R$1,677,661) and forward contracts in the amount of R$65,137 (June 30, 2008 – R$83,421), associated with future liabilities transaction with variations of interbank interest rate (CDI). These contracts presented on September 30, 2008, gains net of applicable taxes in the amount of R$60,395 (June 30, 2008 – R$137,071) in Unibanco and in Unibanco Consolidated, recorded in “Unrealized gains or losses – marketable securities and derivatives”.

The hedges as of September 30, 2008, were undertaken in accordance with the standards established by the Brazilian Central Bank and were not identified ineffective hedge to be accounted during the quarter.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$2,091,040 (June 30, 2008 – R$2,148,904) in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular n°. 3,150/02 of the Brazilian Central Bank.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2008	2008	2008	2008
By type
Discounted loans and notes	28,520,086	26,330,809	30,446,338	27,870,032
Financing	16,057,870	14,354,329	17,352,194	15,843,046
Agricultural	1,507,492	1,823,484	1,507,492	1,823,484
Real estate loans	2,149,701	2,034,614	2,158,121	2,041,897
Credit card	-	-	6,039,760	6,125,309
Total lending operations	48,235,149	44,543,236	57,503,905	53,703,768

Leasing operations	693,575	784,006	9,518,302	8,533,650
Advances on exchange contracts (1)	2,037,211	1,679,306	2,037,211	1,679,306
Total leasing operations and advances on exchange contracts	2,730,786	2,463,312	11,555,513	10,212,956

Guarantees honored	667	667	667	667
Other receivables (2)	752,764	652,656	5,211,746	5,073,304
Total other credits	753,431	653,323	5,212,413	5,073,971

Total risk	51,719,366	47,659,871	74,271,831	68,990,695

By maturity
Past-due for more than 15 days (Note 6 (d))	782,430	723,128	2,675,137	2,501,733
Falling due:
Less than 3 months (3)	14,391,803	13,895,489	23,786,451	23,316,296
Between 3 months and 1 year	15,397,255	13,753,094	20,714,329	18,670,224
Between 1 and 3 years	12,634,624	11,362,530	17,174,245	15,375,994
More than 3 years	8,513,254	7,925,630	9,921,669	9,126,448

Total risk	51,719,366	47,659,871	74,271,831	68,990,695

_____________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	September 30, 2008		June 30, 2008

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,302,715	6.4	3,478,689	7.3
Food, beverages and tobacco	3,230,810	6.2	2,635,565	5.5
Paper, pulp and wood products	1,220,061	2.4	1,220,006	2.6
Basic metal industries	2,234,598	4.3	1,742,155	3.7
Chemical and pharmaceutical	2,431,278	4.7	2,112,988	4.4
Extractive	2,258,910	4.4	1,661,548	3.5
Production of machines and equipment	998,230	1.9	1,080,171	2.3
Automotive industry	648,083	1.3	744,927	1.6
Petroleum	1,152,986	2.2	939,269	2.0
Textiles, clothing and leather goods	533,914	1.0	554,857	1.2
Rubber and plastic	378,135	0.7	347,602	0.7
Production of metal goods	391,174	0.8	365,027	0.8
Eletric and electronic	196,126	0.4	168,786	0.4
Electronic and communications equipment	379,524	0.7	379,553	0.8
Other manufacturing industries	71,949	0.1	68,494	0.1
Subtotal	19,428,493	37.5	17,499,637	36.9
Retailers
Retail	4,013,161	7.8	3,746,072	7.9
Wholesale	3,448,155	6.7	3,053,362	6.4
Subtotal	7,461,316	14.5	6,799,434	14.3
Financial service
Financial companies	3,609,403	7.0	3,689,838	7.7
Insurance companies and private pension funds	351,033	0.7	365,355	0.8
Subtotal	3,960,436	7.7	4,055,193	8.5
Residential construction loans	750,612	1.5	727,008	1.5
Other services
Transportation	3,888,470	7.5	3,495,258	7.3
Construction	1,552,708	3.0	1,195,630	2.5
Post office and telecommunications	914,088	1.8	864,522	1.8
Real estate services	1,015,406	2.0	919,899	1.9
Agricultural	558,449	1.1	445,081	0.9
Health and social services	455,296	0.9	439,233	0.9
Education	85,508	0.2	92,841	0.2
Association activities	220,412	0.4	204,038	0.4
Cultural, sports and leisure activities	88,004	0.2	79,335	0.2
Lodging and catering services	136,291	0.3	151,225	0.3
Other services	2,125,185	3.9	1,672,696	3.5
Subtotal	11,039,817	21.3	9,559,758	19.9
Agriculture, livestock, forestry
and fishing	1,027,942	2.0	1,334,103	2.8
Individual
Consumer loans	6,110,404	11.8	5,821,256	12.2
Residential mortgage loans	1,419,541	2.7	1,329,277	2.8
Lease financing	41,255	0.1	44,824	0.1
Other	479,550	0.9	489,381	1.0
Subtotal	8,050,750	15.5	7,684,738	16.1
Total	51,719,366	100.0	47,659,871	100.0

	Unibanco Consolidated

	September 30, 2008		June 30, 2008

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,404,981	4.6	3,567,835	5.2
Food, beverages and tobacco	3,371,103	4.5	2,744,641	4.0
Paper, pulp and wood products	1,280,212	1.7	1,275,798	1.8
Basic metal industries	2,301,378	3.1	1,790,974	2.6
Chemical and pharmaceutical	2,499,882	3.4	2,167,361	3.1
Extractive	2,337,434	3.1	1,727,575	2.5
Production of machines and equipment	1,036,992	1.4	1,116,883	1.6
Automotive industry	669,038	0.9	766,803	1.1
Petroleum	1,221,089	1.6	994,480	1.4
Textiles, clothing and leather goods	565,802	0.8	609,975	0.9
Rubber and plastic	406,353	0.5	370,829	0.5
Production of metal goods	413,325	0.6	385,562	0.6
Eletric and electronic	206,650	0.3	177,967	0.3
Electronic and communications equipment	398,577	0.5	391,663	0.6
Other manufacturing industries	75,002	0.1	71,045	0.1
Subtotal	20,187,818	27.1	18,159,391	26.3
Retailers
Retail	4,340,872	5.8	4,023,264	5.8
Wholesale	3,716,671	5.0	3,269,537	4.7
Subtotal	8,057,543	10.8	7,292,801	10.5
Financial service
Financial companies	3,793,475	5.1	3,830,842	5.6
Insurance companies and private pension funds	351,760	0.5	365,897	0.5
Subtotal	4,145,235	5.6	4,196,739	6.1
Residential construction loans	763,553	1.0	740,262	1.1
Other services
Transportation	5,188,204	7.0	4,646,339	6.7
Construction	1,744,210	2.3	1,322,581	1.9
Post office and telecommunications	945,042	1.3	891,646	1.3
Real estate services	1,152,606	1.6	1,038,434	1.5
Agricultural	590,485	0.8	472,553	0.7
Health and social services	527,608	0.7	496,558	0.7
Lodging and catering services	173,943	0.2	186,721	0.3
Association activities	255,462	0.3	235,377	0.3
Cultural, sports and leisure activities	99,747	0.1	91,149	0.1
Education	113,247	0.2	118,893	0.2
Other services	2,579,762	3.8	2,114,030	3.3
Subtotal	13,370,316	18.3	11,614,281	17.0
Agriculture, livestock, forestry
and fishing	1,027,942	1.4	1,334,103	1.9
Individual
Consumer loans	8,710,834	11.7	8,534,074	12.4
Credit card	9,383,892	12.6	9,326,372	13.5
Lease financing	6,716,591	9.0	5,965,209	8.6
Residential mortgage loans	1,428,557	1.9	1,338,082	1.9
Other	479,550	0.6	489,381	0.7
Subtotal	26,719,424	35.8	25,653,118	37.1
Total	74,271,831	100.0	68,990,695	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco

	September 30, 2008		June 30, 2008

Largest clients	Value	% total	Value	% total
10 largest clients	5,447,724	10.5	5,044,528	10.6
50 next largest clients	8,757,140	16.9	7,751,385	16.3
100 next largest clients	7,276,652	14.1	6,419,055	13.5
Other clients	30,237,850	58.5	28,444,903	59.6
Total	51,719,366	100.0	47,659,871	100.0

	Unibanco Consolidated

	September 30, 2008		June 30, 2008

Largest clients	Value	% total	Value	% total
10 largest clients	5,447,724	7.3	5,044,528	7.3
50 next largest clients	8,757,140	11.8	7,751,385	11.2
100 next largest clients	7,276,652	9.8	6,419,055	9.3
Other clients	52,790,315	71.1	49,775,727	72.2
Total	74,271,831	100.0	68,990,695	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

		Unibanco

		September 30, 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	25,835,811	-	-	25,835,811	50.0	23,598
A	0.5	18,288,336	-	-	18,288,336	35.4	99,992
B	1.0	4,628,888	288,962	103,927	5,021,777	9.7	61,400
C	3.0	1,019,544	191,758	63,180	1,274,482	2.5	43,596
D	10.0	101,962	108,208	66,654	276,824	0.5	216,818
E	30.0	36,381	80,068	54,726	171,175	0.3	169,771
F	50.0	23,130	57,297	42,955	123,382	0.2	123,047
G	70.0	9,862	43,927	51,459	105,248	0.2	105,248
H	100.0	48,979	173,823	399,529	622,331	1.2	622,331
Total		49,992,893	944,043	782,430	51,719,366	100.0	1,465,801
% of total risk							2.8%

		Unibanco

		June 30, 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	22,881,789	-	-	22,881,789	48.0	20,951
A	0.5	18,265,207	-	-	18,265,207	38.3	98,189
B	1.0	4,054,657	197,640	72,963	4,325,260	9.1	54,925
C	3.0	656,737	203,348	70,734	930,819	2.0	31,351
D	10.0	109,498	111,668	56,133	277,299	0.6	222,685
E	30.0	39,593	71,531	45,680	156,804	0.3	156,804
F	50.0	20,932	62,211	57,510	140,653	0.3	140,653
G	70.0	9,754	45,895	49,422	105,071	0.2	105,071
H	100.0	39,655	166,628	370,686	576,969	1.2	576,969
Total		46,077,822	858,921	723,128	47,659,871	100.0	1,407,598
% of total risk							3.0%

		Unibanco Consolidated

		September 30, 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	31,783,553	-	-	31,783,553	42.8	24,763
A	0.5	30,501,950	-	-	30,501,950	41.1	162,391
B	1.0	5,897,174	568,022	338,110	6,803,306	9.2	101,947
C	3.0	1,108,970	447,526	251,563	1,808,059	2.4	68,620
D	10.0	155,481	223,293	248,576	627,350	0.8	402,385
E	30.0	75,257	150,635	227,268	453,160	0.6	418,695
F	50.0	47,514	105,552	196,690	349,756	0.5	341,737
G	70.0	30,376	87,833	213,341	331,550	0.4	329,596
H	100.0	97,259	316,299	1,199,589	1,613,147	2.2	1,613,147
Total		69,697,534	1,899,160	2,675,137	74,271,831	100.0	3,463,281
% of total risk							4.7%

		Unibanco Consolidated

		June 30, 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	28,707,553	-	-	28,707,553	41.7	20,951
A	0.5	29,850,636	-	-	29,850,636	43.3	156,222
B	1.0	5,007,062	466,112	278,392	5,751,566	8.3	84,444
C	3.0	748,437	440,815	277,491	1,466,743	2.1	47,440
D	10.0	166,399	222,994	254,077	643,470	0.9	432,535
E	30.0	86,008	129,202	218,844	434,054	0.6	402,033
F	50.0	52,922	115,351	230,166	398,439	0.6	388,797
G	70.0	34,875	83,662	212,066	330,603	0.5	328,370
H	100.0	101,373	275,561	1,030,697	1,407,631	2.0	1,407,631
Total		64,755,265	1,733,697	2,501,733	68,990,695	100.0	3,268,423
% of total risk							4.7%

____________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2,682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$906,495 (June 30, 2008 - R$892,080) in Unibanco and R$1,370,643 (June 30, 2008 - R$1,313,893) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were re-classified in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only re-assessed to higher classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

	Unibanco		Unibanco Consolidated

	Quarter ended September 30, 2008	Nine-month ended September 30, 2008	Quarter ended September 30, 2008	Nine-month ended September 30, 2008
Balance at the beginning of the period	1,407,598	1,456,497	3,268,423	2,993,675
Increases	258,612	668,539	670,680	2,016,232
Loan charge-offs	(200,409)	(659,235)	(475,822)	(1,546,626)
Balance at the end of the period	1,465,801	1,465,801	3,463,281	3,463,281

Loan recoveries (1)	44,978	133,591	76,258	228,195

___________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Assets - Other credits
Unsettled exchange purchases	4,756,932	4,743,043	4,756,932	4,743,043
Rights on foreign exchange sold	2,267,178	3,347,022	2,267,178	3,347,022
(-) Received advances	(94,619)	(131,065)	(94,619)	(131,065)
Income receivable from advances on exchange contracts	31,464	22,799	31,464	22,799
Total	6,960,955	7,981,799	6,960,955	7,981,799

Liabilities - Other liabilities
Unsettled exchange sales	2,461,863	3,257,887	2,461,863	3,257,887
Obligations for foreign exchange purchased	4,299,963	4,964,422	4,299,963	4,964,422
(-) Advances on exchange contracts	(2,037,211)	(1,679,306)	(2,037,211)	(1,679,306)
Other	217	396	217	396
Total	4,724,832	6,543,399	4,724,832	6,543,399

Off-balance sheet
Import credits outstanding	535,581	650,199	554,828	665,751
Confirmed export credits	24,030	12,878	24,030	12,878

(b) Statement of income

			Unibanco

	Quarter ended September 30, 2008	Nine-month ended September 30, 2008	Quarter ended September 30, 2007	Nine-month ended September 30, 2007
Income from foreign exchange transactions	2,959,997	5,206,940	1,951,334	3,748,559
Expenses from foreign exchange transactions	(2,397,207)	(4,800,798)	(2,051,775)	(3,689,717)
Net gain on foreign exchange transactions	562,790	406,142	(100,441)	58,842

			Unibanco Consolidated

	Quarter ended September 30, 2008	Nine-month ended September 30, 2008	Quarter ended September 30, 2007	Nine-month ended September 30, 2007
Income from foreign exchange transactions	3,069,997	5,522,780	2,138,253	4,045,167
Expenses from foreign exchange transactions	(2,505,628)	(5,112,772)	(2,094,491)	(3,838,449)
Net gain on foreign exchange transactions	564,369	410,008	43,762	206,718

8. Other Credits – Sundry

	Unibanco		Unibanco Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Escrow deposits for civil and labor suits (1)	639,088	608,321	1,819,348	1,762,041
Notes and credits receivable	715,319	623,130	741,148	643,707
Accounts receivable from tem porary special administration regime	247,118	246,841	247,118	246,841
Salary advances and other	143,130	127,044	239,108	187,811
Receivables from purchase of assets	5,981	6,728	24,513	30,581
Payments to reimburse	80,240	73,173	89,769	82,659
Sundry debtors - abroad	(4,796)	572	16,369	17,407
Amounts receivable from subsidiaries	594,991	-	27,410	-
Other credits without aspects of underwriting	59,694	74,612	86,109	118,268
Other	87,202	112,218	333,002	348,971
Total	2,567,967	1,872,639	3,623,894	3,438,286
Current	1,436,551	768,114	1,209,137	1,094,107
Long-term	1,131,416	1,104,525	2,414,757	2,344,179
_________________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

	Unibanco		Unibanco Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
	2008	2008	2008	2008
Commissions and expenses on debt placements	67,848	57,373	67,850	57,450
Commissions on debt products	73,417	533,726	618,024	552,847
Exclusiving contracts for banking services	309,977	300,820	586,460	557,328
Advance of private pensions sponsor contributions	191,847	199,671	212,149	221,610
Other	43,108	46,732	56,744	77,194
Total	686,197	1,138,322	1,541,227	1,466,429
Current	249,827	374,084	452,867	482,227
Long-term	436,370	764,238	1,088,360	984,202

10. Foreign Branch

As mentioned in Note 2, the financial statement of foreign branch (Grand Cayman) is consolidated with that of Unibanco.

The balance of this branch can be summarized as follows:

	September 30, 2008		June 30, 2008

	US $ thousand	R$ thousand	US $ thousand	R$ thousand
Current assets	6,491,002	12,425,726	6,557,329	10,438,612
Long-term assets	6,020,354	11,524,763	5,313,506	8,458,570
Permanent assets	68,980	132,047	68,217	108,594
Total assets	12,580,336	24,082,536	11,939,052	19,005,776

Current liabilities	8,600,487	16,463,912	8,069,663	12,846,096
Long-term liabilities	3,414,849	6,537,045	3,217,878	5,122,540
Deferred income	8,496	16,263	8,203	13,058
Branch e quity	556,504	1,065,316	643,308	1,024,082
Total liabilities	12,580,336	24,082,536	11,939,052	19,005,776

	Quarter ended September 30,		Nine-month ended September 30,

	US $ thousand	R$ thousand	US $ thousand	R$ thousand
Net income for the period (2008)	(11,371)	(21,767)	91,115	174,422
Net income for the period (2007)	52,583	96,695	68,380	125,744

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branch and subsidiary companies’ exchange gains in the amount of R$919,885 (Nine-month ended September 30, 2008 – R$538,356) in Unibanco and in Unibanco Consolidated, were recognized as “Gross Profit from Financial Intermediation”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

								Adjusted net income		Equity in results adjustments (1)

	Number of shares							Quarter	Nine-month	Quarter	Nine-month
	or quotas (in thousands)		Percentage holding (%)		Adjusted	Investment amount		ended	ended	ended	ended

	direct and indirect			Unibanco	stockholders	September 30,	June 30,	September	September	September	September

	Common	Preferred	Unibanco	Consolidated	equity	2008	2008	30, 2008	30, 2008	30, 2008	30, 2008
Investments of Unibanco

Subsidiary companies
Dibens Leasing S.A. - Arrendamento Mercantil (2)	819,143	-	99.999	99.999	8,515,225	8,515,225	8,263,450	251,809	654,909	251,809	654,909
Unipart Participações Internacionais Ltd . (3)	6,438	-	100.000	100.000	3,932,661	3,932,661	3,310,590	(70,287)	(179,336)	(70,287)	(179,336)
Unicard Banco Múltiplo S.A.	220,390,052	91,811,816	100.000	100.000	2,030,550	2,030,550	1,992,355	169,816	312,795	169,817	313,060
Banco Fininvest S.A.	8	2	99.991	100.000	1,569,456	1,569,456	1,575,865	(6,586)	11,436	(6,410)	11,612
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,679,465	838,089	828,961	83,275	267,434	41,409	132,871
Banco Dibens S.A. (4)	23,183,982	-	99.999	100.000	579,633	579,633	511,177	24,599	41,470	24,600	41,747
Unibanco Companhia de Capit alização	4,194	-	99.999	100.000	411,828	411,828	463,254	70,185	84,640	70,185	84,640
Banco Único S.A. (5)	4,351,576	4,351,576	100.000	100.000	406,733	405,286	302,649	6,733	22,374	6,733	22,462
Interb anco S.A. (6)	1,491,801	-	99.996	99.999	247,716	247,713	185,609	34,969	76,636	35,561	77,228
Unibanco Investshop Corretora de Valores Mobiliários e Câmb io S.A. (7)	8,060	4,955	100.000	100.000	176,770	176,770	175,689	1,124	1,514	1,123	1,690
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	80,414	40,206	43,570	(4,096)	6,472	(2,048)	3,236
Other						569,748	536,454			23,524	128,093

Jointly controlled companies (i)
Maxfácil Participações S.A.	11	-	49.986	49.986	196,251	98,098	96,027	4,143	10,855	2,071	5,426
Banco Investcred Unibanco S.A. - (PontoCred)	95	-	49.997	49.997	139,800	69,896	69,751	(1)	4,356	145	2,368
Companhia Hip ortecária Uniba nco - Rodobens (8)	6,055	-	50.000	50.000	26,027	13,014	12,317	1,394	4,002	697	2,045
Other						35,079	32,951			30,531	34,777
Total						19,533,252	18,400,669			579,460	1,336,828

Investment of Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	80,414	40,206	43,570	(4,096)	6,472	(2,048)	3,236
BIU Participações S.A.	225	-	-	24.492	178,005	43,597	40,719	11,754	28,021	2,879	6,863
Other						12,655	13,211			18	801
Total						96,458	97,500			849	10,900

					Adjusted net income

					Quarter	Nine-month
	Number of shares or quotas		Percentage	Adjusted	ended	ended
Main direct, indirect and jointly controlled	(in thousands)		holding	stockholders	September	September

subsidiary companies invested by:	Common	Preferred	(%)	equity	30, 2008	30, 2008
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	917,664	40,120	94,565
Unibanco Cayman Bank Ltd.	26,340	-	100.000	781,862	80,294	15,788
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	166,947	4,267	9,584
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	42,354	15,408	36,618

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	330,595	23,475	54,487
Unibanco AIG Saúde Seguradora S.A. (9)	23,995	-	99.999	62,707	(823)	6,387
UASEG Seguros S.A.	14,400	-	99.999	16,927	303	800

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	172	172	49.999	34,865	(18,406)	(38,038)

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	917,664	40,120	94,565

Dibens Leasing S.A. - Arrendamento Mercantil
Unibanco Participações Societárias S.A.	8,883	6,218	51.000	3,347,728	82,732	259,545
Redecard S.A	156,201	-	23.211	827,846	281,831	816,530
Provar Negócios de Varejo Ltda. (10)	119,778,693	-	99.993	1,304,188	21,649	106,965

____________________
(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1) The difference between the net income (loss) and the equity results and between the stockholders equity and the investment balance were mainly, alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2) In June 2007, Unibanco admitted a non financial company of the Deutsche group as a minority shareholder in a non-financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority shareholder became a holder of 49% of the total capital of UPS which has the business purpose of participation in Unibanco’s non-financial subsidiaries. See Note 26.

(3) In June 2008, approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amount of US$588,912 represented by 588,912 shares, totally paid by Unibanco.

(4) The Extraordinary Shareholders´meeting held in July 2008, approved the increase of capital, in the amount of R$78,856, through the issue of 3,098,472,089 common shares, with no par value, originated by the absorption of the split-up of Banco Único S.A. (in process of transformation and charging the name to Unibanco – Banco de Investimentos do Brasil S.A. (“BIB”). The change is pending of the approval of Brazilian Central Bank.

(5) The Extraordinary Shareholders´meeting held in April 2008, approved the increase of capital, in the amount of R$20,706, with no shares issued, capitalizing the earnings of 2007 and reserves. The Brazilian Central Bank approved in April, 2008. The Extraordinary Shareholders´meetings held in July 2008, approved (i) the increase of capital in the amount of R$174,216, through the private issue of 3,166,357,881 shares being 1,583,178,941 common shares and 1,583,178,940 preferred shares, with no par value; (ii) denomination changed to Unibanco Banco de Investimentos do Brasil S.A.; (iii) capital reduction in the amount of R$78,856, with no change in the number of shares, by the transfer of part of the equity to Banco Dibens and (iv) increase of capital in the amount of R$81,935, with no shares issued by capitalization of the reserves. These changes are pending of the approval of the Brazilian Central Bank.

(6) The Ordinary Shareholders´meeting held in April 2008, approved the increase of capital, in the amount of Gs1 467,360, represented by 1,467,360,000 shares.

(7) The Extraordinary Shareholders´meeting held in September 2008, approved the change of the social denomination to Unibanco Securities – Corretora de Valores Mobiliários e Câmbio S.A. The change is pending of the approval of Brazilian Central Bank.

(8) The Extraordinary Shareholders´meeting held in March 2008, approved the increase of capital in the amount of R$1,750, with no shares issued, capitalizing the earnings of 2007. The Brazilian Central Bank approved the increase in the capital in June 2008.

(9) The Extraordinary Shareholders´meeting held in April 2008, approved the increase of capital in the amount of R$11,803, through the private issue of 3,995,140 common shares, with no par value.

(10) In August 2008, the Change and Consolidation of Statutes Agreement, changed the social denomination of Fininvest – Negócios de Varejo Ltda.,to Provar Negócios de Varejo Ltda.

(b) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years. The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization

			Quarter	Nine-month	Quarter	Nine-month
			ended	ended	ended	ended
	September 30,	June 30,	September	September	September	September
	2008	2008	30, 2008	30, 2008	30, 2007	30, 2007
Hipercard	34,560	55,296	20,736	62,208	20,736	62,208
Hipercard Investimentos	-	-	-	-	8,958	26,874
Maxfácil	49,881	54,156	4,275	12,826	4,275	12,826
Other	56,453	58,703	8,581	34,796	10,853	34,643
Total	140,894	168,155	33,592	109,830	44,822	136,551

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures, real estate notes and credit and similar issued in Brazil and euronotes issued abroad.

(a) The resources from real estate and credit and similar are represented substantially by:

(i) The real estate notes in the amount of R$1,923,409 (June 30, 2008 – R$986,194) in Unibanco and in Unibanco Consolidated are restated, being paid up to 93% of interbank interest rate and maturing up to August 2010.

(ii) The agribusiness credit bills in the amount of R$2,420,319 (June 30, 2008 – R$2,005,023) in Unibanco and in Unibanco Consolidated are restarted, being paid up to 93% of interbank interest rate and maturing up to May 2011.

(b) Resources from debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, bearing interest up to 102% of interbank interest rate, paid semiannually and mature up to January 2023.

Debentures pledged schedules are restated, bearing interest up to 106% of interbank interest rate and fixed interest rate up to 14.2% with maturity up to January 2020.

(c) Securities abroad – Euronotes

		Unibanco		Unibanco Consolidated

		September 30,	June 30,	September 30,	June 30,
Maturity	Currency	2008	2008	2008	2008
Less than 3 months	US$	580,071	369,718	447,723	271,510
	EUR	13,527	10,790	13,471	10,790
	R$	67,384	106,041	67,384	106,041
	YEN	323,832	-	323,832	-
		984,814	486,549	852,410	388,341
From 3 to 12 months	US$	813,944	471,099	806,079	463,987
	EUR	7,340	12,323	7,340	12,323
	R$	140,280	117,969	140,280	117,969
	YEN	-	269,267	-	269,267
		961,564	870,658	953,699	863,546
From 1 to 3 years	US$	57,254	62,572	47,157	52,016
	R$	179,691	185,816	179,691	185,816
		236,945	248,388	226,848	237,832
From 3 to 5 years	US$	10,097	11,989	-	2,893
		10,097	11,989	-	2,893
From 5 to 15 years	US$	14,623	41,757	6,757	34,486
	R$	1,891	1,776	1,891	1,776
		16,514	43,533	8,648	36,262
Total		2,209,934	1,661,117	2,041,605	1,528,874

The average interest of issues in foreign currency was 4.79% (June 30, 2008 – 5.17%) per annum in Unibanco and 4.46% (June 30, 2008 - 4.83%) per annum in Unibanco Consolidated.

(d) The other issues totaled R$14,464 (June 30, 2008 - R$13,915) in Unibanco and in Unibanco Consolidated with maturities up to September 2010 and an average interest rate of 5.52% (June 30, 2008 - 5.30%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2029, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to April 2018, with an average interest rate of 4.27% (June 30, 2008 - 4.30%) per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from first half ended in June, 2007, the provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is represented mainly by claims for personal and moral injury, due to among other reasons, returns of checks, and protests of notes considered not due and economic plans. As from the six-months ended June 30, 2007 the amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Tax claims, which are considered legal liabilities based on Deliberation CVM n° 489, independently of the probability of loss, and whose tax claims with loss classification as probable, in accordance with the opinion of the legal advisors, are recognized at the full amount being questioned. On September 30, 2008, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$2,014,092 (June 30, 2008 – R$1,925,886) in Unibanco and R$3,281,685 (June 30, 2008 – R$3,143,715) in Unibanco Consolidated, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$1,487,197 (June 30, 2008 – R$1,397,449) in Unibanco and R$2,014,413 (June 30, 2008 – R$1,879,263) in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$299,855 (June 30, 2008 – R$297,265) in Unibanco and R$387,781 (June 30, 2008 - R$385,244) in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$231,527 (June 30, 2008 – R$230,663) in Unibanco Consolidated.

The tax claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

The suits which are not considered legal liabilities and those suits with loss classification as possible in accordance with the legal advisors’ opinion, are not recognized for accounting purposes and, the amount, net of tax effects, is R$1,088,457 (June 30, 2008 – R$1,075,650) in Unibanco Consolidated. These suits include disputes regarding:

(i) Collection of CPMF on leasing transactions in the amount of R$165,039 (June 30, 2008 - R$162,182);
(ii) Deductibility of goodwill on investments acquisitions in the amount of R$158,351 (June 30, 2008 - R$157,049);
(iii) Deductibility of losses on credits receivables in the amount of R$123,313 (June 30, 2008 - R$122,228);
(iv) Social security contribution on non remunerated earnings in the amount of R$90,245 (June 30, 2008 - R$99,638);
(v) Profit from foreign country taxation criteria in the amount of R$104,510 (June 30, 2008 - R$96,249);
(vi) Tax losses deduction of affiliated companies without 30% restriction of R$67,392 (June 30, 2008 - R$66,794);
(vii) Rejection of compensation request – R$39,216 (June 30, 2008 – R$38,892); and
(viii) ISS taxation on leasing operations in the amount of R$23,321 (June 30, 2008 - R$22,504).

Provisions recorded and their movements in the quarter are as follows:

	Unibanco		Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
Balance sheet	2008	2008	2008	2008
Tax litigation (1)	2,014,092	1,925,886	3,281,685	3,143,715
Labor litigation (2)	562,193	540,568	798,334	772,180
Civil litigation (2)	301,346	328,474	500,453	497,295
Total	2,877,631	2,794,928	4,580,472	4,413,190

_____________________
(1) Recorded in Other Liabilities - Provision for tax contingencies
(2) Recorded in Other Liabilities - Sundry (Note 15 (c))

	Unibanco		Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Movements in the period	30, 2008	30, 2008	30, 2008	30, 2008
Balance at the beginning of the period	2,794,928	2,681,196	4,413,190	4,091,918
Increases	129,115	485,530	253,385	899,073
Releases	(8,477)	(104,397)	(22,965)	(163,276)
Interest/Monetary adjustment	41,574	106,050	53,110	144,272
Payments	(79,509)	(290,748)	(116,248)	(391,515)
Balance at the end of the period	2,877,631	2,877,631	4,580,472	4,580,472

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	September	June 30,	September	June 30,	September	June 30,	September	June 30,
	2008	2008	2008	2008	2008	2008	2008	2008
Provision for unearned premium	1,025,016	1,034,494	1	-	-	-	1,025,017	1,034,494
Loss Provision IBNR
(The provision for claims incurred but not yet reported)	254,644	259,954	1,923	1,801	-	-	256,567	261,755
Mathematical provision benefits to be granted	597,703	631,084	7,915,796	7,711,395	-	-	8,513,499	8,342,479
Mathematical provision for benefits granted	5,360	5,243	481,033	460,565	-	-	486,393	465,808
Unsettled claims	531,566	516,487	14,188	14,235	-	-	545,754	530,722
Provision for draws and redemptions	-	-	-	-	833,363	811,476	833,363	811,476
Other provisions	7,546	8,167	279,631	275,086	7,511	21,103	294,688	304,356
Total of technical pro visio	2,421,835	2,455,429	8,692,572	8,463,082	840,874	832,579	11,955,281	11,751,090
Short-term	2,421,778	2,455,359	8,056,496	7,848,697	840,874	832,579	11,319,148	11,136,635
Long-term	57	70	636,076	614,385	-	-	636,133	614,455

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration	September 30,	June 30,	September 30,	June 30,
	Issue	Maturity	per annum	2008	2008	2008	2008
Step-up Subordinated callable notes (1)	December 2003	December 2013	7.375%	391,174	319,424	372,368	303,748
Line of credit (2)	December 2004	December 2009	2.00%	291,235	239,026	291,235	239,026
Perpetual Non-cumulative Junior
Subordinated Securities (3)	July 2005	Indeterminated	8.7%	971,491	807,876	971,491	807,876
Subordinated time deposits (4)	December 2002	December 2012	102.25% of CDI	541,278	523,922	541,278	523,922
Subordinated time deposits (5)	November 2003	November 2013	102% of CDI	79,544	77,026	79,544	77,026
Subordinated time deposits (6)	December 2006	December 2016	CDI + 0.47%	613,474	593,756	613,474	593,756
Subordinated time deposits (7)	May 2007	May 2012	103.9% of CDI	1,644,310	1,591,320	1,644,310	1,591,320
Subordinated time deposits (7)	July 2007	July 2012	CDI + 0.38%	484,419	468,959	484,419	468,959
Subordinated time deposits (7)	August 2007	August 2012	CDI + 0.38%	227,842	220,570	227,842	220,570
Subordinated time deposits (7)	August 2007	August 2014	CDI + 0.46%	57,013	55,182	57,013	55,182
Subordinated time deposits (7)	October 2007	October 2012	IGP M + 7.33%	349,747	332,140	349,747	332,140
Subordinated time deposits (7)	October 2007	October 2012	103.8% o f CDI	103,969	100,620	103,969	100,620
Subordinated time deposits (7)	October 2007	October 2014	IGP M + 7.35%	39,922	37,910	39,922	37,910
Subordinated time deposits (7)	October 2007	October 2012	CDI + 0.45%	502,326	486,209	502,326	486,209
Subordinated time deposits (7)	December 2007	December 2014	CDI + 0.60%	11,007	10,650	11,007	10,650
Subordinated time deposits (7)	1st quarter 2008	1st quarter 2013	CDI + 0.60%	883,797	855,119	883,797	855,119
Subordinated time deposits (7)	1st quarter 2008	2st quarter 2013	106.5% o f CDI	40,159	49,262	40,159	49,262
Subordinated time deposits (7)	2st quarter 2008	2st quarter 2013	107% o f CDI	10,783	-	10,783	-
Subordinated time deposits (7)	3st quarter 2008	3st quarter 2015	119.8% o f CDI	401,703	-	401,703	-
Total				7,645,193	6,768,971	7,626,387	6,753,295
Short-term				26,746	13,210	26,346	13,159
Long-term				7,618,447	6,755,761	7,600,041	6,740,136

_____________________
(1) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(2) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(3) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4) Subordinated time deposits can be redeemed from December 2007.
(5) Subordinated time deposits can be redeemed from November 2008.
(6) Subordinated time deposits can be redeemed from December 2011.
(7) Subordinated time deposits can not be redeemed prior to contractual maturity.

(c) Sundry

	Unibanco		Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2008	2008	2008	2008
Sale of rights of receipt of future flow of payment orders abroad (1)	2,002,636	1,686,614	2,002,636	1,686,614
Provision for labor and civil litigation (Note 14)	863,539	869,042	1,298,787	1,269,475
Payable related to insurance companies	-	-	464,477	598,820
Provisions for payroll and administrative expenses	578,095	522,559	1,021,355	958,339
Official convenants liabilities	112,885	106,844	112,885	106,844
Credit on the release of real estate financing	179,923	160,255	179,923	160,255
Accounts payable for purchase of assets	93,220	-	93,220	-
Other	204,775	377,761	529,801	852,130
Total	4,035,073	3,723,075	5,703,084	5,632,477
Short-term	1,234,410	1,216,694	2,371,787	2,608,769
Long-term	2,800,663	2,506,381	3,331,297	3,023,708

_____________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$1,046,145 (June 30, 2008 - US$1,059,497 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in October 2007 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar a non-listed entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the quarter ended September 30, 2008, the company sponsor contributions totaled R$13,136 (Nine-month ended September 30, 2008 - R$32,325) in Unibanco and R$14,505 (Nine-month ended September 30, 2008 - R$35,319) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The executives must maintain the Units, subject to market conditions, for 3 to 5 years. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options represent 0.3% of the authorized capital and are accordance with the limit established of 10%.

Up to September 30, 2008, the options activity was as follows:

Single Options

		Vesting		Exercise price
	Insuance	period	Exercise	per Unit (R$)				Quantity

N °	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,928,941	4,447,059	-
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3r d and 4th	3r d quarter 2002	08.12.2007	08.11.2008	Up to 4,200	560,000	560,000	-	-
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	300,000	400,000	-
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4,085	446,000	240,000	206,000	-
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5,150	3,464,000	1,762,602	1,244,000	457,398
16th	3r d quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	3,482,177	2,073,987	669,836
17th to 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5,750	480,000	80,000	360,000	40,000
19th to 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6,881	600,000	400,000	120,000	80,000
21th to 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7,016	1,012,240	674,826	2	337,412
24th to 26th	3r d quarter 2004	09.20.2009	09.19.2010	Up to 7,893	1,560,000	313,336	20,000	1,226,664
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 9,278	8,440,000	2,099,526	1,459,996	4,880,478
28th	2nd quarter 2005	05.03.2010	05.02.2011	Up to 10,869	50,000	-	50,000	-
29th	3r d quarter 2005	09.19.2010	09.18.2011	Up to 11,771	120,000	-	-	120,000
30th to 33rd	3r d quarter 2006	08.30.2011	08.29.2012	Up to 17,199	630,000	-	280,000	350,000
34th to 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 19,595	500,000	-	-	500,000
36th	2nd quarter 2008	05.14.2013	05.13.2014	Up to 24,349	120,000	-	-	120,000
Total					37,352,240	17,909,408	10,661,044	8,781,788

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants active in the program.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares in July 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received the following number of Bonus Units.

Insuance	Quantity of	Exercise	Quantity

Date	shareholders	period until	Granted	Cancelled	Not exercised
2nd semester 2007	51	09.03.2012	1,226,808	15,440	1,211,368
1st quarter 2008	53	03.03.2013	1,579,552	13,426	1,566,126
3rdquarter 2008	65	09.03.2013	1,747,788	-	1,747,788
TOTAL			4,554,148	28,866	4,525,282

The exercise of these bonus units is linked to the achievement of individual objectives and the maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	September 30, 2008			June 30, 2008

	Outstanding	Treasury
	shares	stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	1,511,316,336
Preferred	1,280,143,988	16,295,484	1,296,439,472	1,296,439,472
Total	2,791,460,324	16,295,484	2,807,755,808	2,807,755,808

Preferred shares carry no voting rights, aren´t convertible into common shares, have priority over common shares in the reimbursement of capital, in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On September 30, 2008, the market value of Units is R$19.45.

On May 29, 2008, the Board of Directors approved the change in the Global Depositary Shares (GDSs). Each GDS, that represents 10 (ten) Units currently, will represent 2 (two) Units. This change is pending on the approval of Brazilian Securities Commission. Whilst CVM does not approve, GDS’s units keep continue to be traded as 10 (ten) Units.

The Extraordinary Shareholder’s Meeting held on July 16, 2008, approved and confirmed the capital increase in the amount of R$3,000,000 through partial appropriation of income reserves (reserve applied to secure suitable operating margin to Company), represented by 280,775,580 bonus shares issued to stockholders, being 151,131,633 common shares and 129,643,947 preferred shares, in proportion to 1 per 10 owned shares. These alterations depend on approbation by Brazilian Central Bank.

The unit cost was R$10.685451 to bonus shares and R$21.299488 to Units, in accordance with 1st paragraph of article 25 from Federal Internal Revenue Department normative instruction n° 25/2001.

The treasury stock will be bonus under the condition of Brazilian Securities Commission (CVM) authorization, in accordance with the information submitted to CVM on July 7, 2008. If CVM refuses this possibility, the Board of Directors will determine, based on number of shares in transit on the base date, (i) the number of shares to be issued following the share dividend, (ii) the new number of shares that will comprise their capital stocks, including the authorized capital and (iii) the unit cost will be given to bonus shares, that will be adjusted to share number issued effectually, being realized to stockholders by market release.

(b) Dividends and interest on own capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the third quarter of 2008, R$275,207 of interest on own capital, to be paid to stockholders, was accrued. The interest on own capital was calculated in accordance with article 9° of Law n° 9,249/95 with tax benefit by deductibility of R$110,083. The amounts, net of applicable tax, will be included in the calculation of the minimum mandatory dividend of the year.

In September 2008, the Board of Directors approved the payment of interest on capital to the shareholders, comprising R$113,346 related to the third quarter of 2008, amounting to R$0.0388 (R$0.0330 net of applicable tax) per common share and R$0.0427 (R$0.0363 net of applicable tax) per preferred share. The payment was realized on October 31, 2008.

The Units had interested on capital of R$0.0765 (R$0.0650 net of applicable tax) being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDS had interested on own capital of R$0.7647 (R$0.6500 net of applicable tax).

In July 2008, the Board of Directors approved the payment of interest on capital to the shareholders previously accrued, in the amount of R$465,000 comprising R$113,294 related to the second quarter of 2008 and a complement to the interest on capital related to the six-month ended on June 30, 2008 in the amount of R$351,706, amounting to R$0.1593 (R$0.1354 net of applicable tax) per common share and R$0.1753 (R$0.1490 net of applicable tax) per preferred share. The payment was realized on July 31, 2008.

The Units had interested on capital of R$0.3121 (R$0.2653 net of applicable tax) being R$0.1368 (R$0.1163 net of applicable tax) from Unibanco Holdings and R$0.1753 (R$0.1490 net of applicable tax) from Unibanco. The GDS had interested on own capital of R$3.1215 (R$2.6533 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	September 30,	June 30,
	2008	2008
Legal reserve	817,799	817,799
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year
after the legal deductions and dividends up to a limit of 100% of capital stock	842,184	3,856,995
ii) Special dividends reserve	63,898	63,898
Total	1,723,881	4,738,692

(e) Treasury stock

On October 24, 2008 Unibanco announced the supplement of the Repurchase Program Shares of February 13, 2008. The Board of Directors of both Unibanco and Unibanco Holdings approved, respectively, the new limit of the acquisition of shares for the purpose of maintaining these shares in treasury from 20,000,000 of Units to 40,000,000 of Units for further sale or cancellation, without reducing the share capital of Unibanco and Unibanco Holdings. Unibanco´s Executive Board shall decide the timing and volume of the acquisitions. The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or other broker that comes to be defined by the Unibanco´s Executive Board.

In the repurchase program, shares of Unibanco Holdings are acquired by Unibanco, by using revenue reserves, for subsequent exchange for its own shares.

During the quarter ended September 30, 2008, in accordance with the repurchase program and Stock option program (Note 16 (b)), the following changes in treasury stock occurred:

	September 30, 2008		June 30, 2008

	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the quarter	14,876,994	154,835	13,667,294	141,736
Conversion of own stocks	709,245	7,366	604,850	6,274
Sale of own stocks	(2,277,559)	(23,749)	(1,560,558)	(17,160)
Repurchase	2,986,804	29,833	2,165,408	23,985
Balance at the end of the quarter	16,295,484	168,285	14,876,994	154,835

The average cost was R$19.27 per repurchased Units, and the minimum and maximum price per share were R$16.84 and R$20.74, respectively.

(f) Changes in stockholders’ equity

		Nine-month
	Quarter ended	ended
	September	September
	30 , 2008	30, 2008
Balance at the beginning of the period	12 ,696,646	11,837,304
Purchase, sale of own stocks	(13,450)	(31,591)
Revenue reserves realization	(14,811)	(61,807)
Capital reserves realization	-	468
Fair value adjustments - marketable securities
and derivatives, net of applicable tax	(177,678)	(163,489)
Revaluation reserve	96	(1,781)
Net income for the period	703,536	2,201,013
Interest on own capital proposed	(275,207)	(860,985)
Balance at the end of the period	12,919,132	12,919,132

18. Revenues from services rendering

The charges from services rendered collecting was regulated by National Monetary Council Resolution n° 3,518, applied since April 2008, with the application to rules they laid down. The revenues components are disclosured following this Resolution since 2007 for the purpose of better comparability.

Components of the revenues from services rendering by type:

				Unibanco

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2008	30, 2008	30, 2007	30, 2007
Current account	173,803	568,014	183,956	543,751
Credit cards	79,090	282,085	77,953	208,751
Receiving services	98,367	263,016	95,145	300,772
Funds and third-party resources management	53,103	162,668	62,233	175,319
Brokering and structured operations	24,049	50,447	71,142	122,638
Other charges and comission	40,513	107,851	60,126	233,479
Total	468,925	1,434,081	550,555	1,584,710

			Unibanco consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30 , 2008	30, 2008	30, 2007	30, 2007
Current account	171,690	568,338	184,148	544,130
Credit cards	240,474	749,659	238,288	683,860
Credit portfolio and warranties rendered	96,968	319,589	107,736	265,865
Receiving services	82,923	262,284	95,667	295,106
Funds and third-party resources management	72,324	229,960	87,944	256,942
Brokering and structured operations	45,325	139,758	69,778	152,362
Other charges and comission	120,402	289,360	98,296	342,957
Redecard remaining investment	55,164	156,711	43,640	130,898
Subtotal	885,270	2,715,659	925,497	2,672,120
Redecard investment sale	-	-	-	32,000
Total	885,270	2,715,659	925,497	2,704,120

19. Other Operating Income and Expenses

(a) Other operating income

				Unibanco

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30 , 2008	30, 2008	30, 2007	30, 2007
Revenues from recovery charges and expenses	2,886	11,084	11,231	12,920
Contractual fire/Break of contract	14,999	35,292	-	-
Indemnity from correspondent banks and collections	3,694	5,822	-	-
Other	13,219	81,865	4,666	6,387
Total	34,798	134,063	15,897	19,307

	Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30 , 2008	30, 2008	30, 2007	30, 2007
Dividends/retained earnings received from other investments	23,601	38,148	627	3,560
Income System Fácil - Tamboré	3,551	10,622	3,549	11,855
Revenues from recovery charges and expenses	4,606	15,944	2,908	12,920
Operating income from insurance companies	6,350	15,694	4,716	12,674
Contractual fire/Break of contract	14,999	47,363	1,570	5,158
Indemnity from correspondent banks and collections	22,614	47,439	-	-
Other	21,774	101,877	21,833	51,646
Total	103,033	292,799	39,988	135,291

(b) Other operating expenses

				Unibanco

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30 , 2008	30, 2008	30, 2007	30, 2007
Provision for labor and civil litigations	47,226	229,401	81,876	196,738
Correspondent banks and commision expenses	31,006	88,092	17,227	44,863
Operating losses	54,577	102,926	9,553	32,627
Amortization of goodwill on subsidiaries acquired	5,394	16,182	5,394	16,182
Expense related to checks and billing, net	27,692	87,915	41,594	125,558
Bonus, CPMF and bank preference	9,365	32,732	15,037	38,629
Reference file informations	5,567	17,828	6,082	17,290
Other	34,132	127,460	3,350	171,729
Total	214,959	702,536	180,113	643,616

			Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30 , 2008	30, 2008	30, 2007	30, 2007
Provision for labor and civil litigations	110,882	348,950	125,947	363,147
Correspondent banks and commision expenses	73,826	195,339	66,847	189,894
Credit card, payments and extracts expenses	42,458	129,490	35,594	83,014
Operating losses	60,375	160,982	41,802	112,745
Amortization of goodwill on subsidiaries acquired	33,592	109,830	42,347	134,476
Expense related to checks and billing, net	27,685	87,887	40,054	121,932
Bonus, CPMF and bank preference	9,365	32,732	15,035	38,627
Reference file informations	14,123	40,578	10,474	34,517
Other	64,236	216,171	59,955	49,207
Total	436,542	1,321,959	438,055	1,127,559

20. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	June 30,			September 30,
	2008	Increase	Realization	2008
Allowance for credit losses	468,989	86,790	21,444	534,335
Other provisions not currently deductible	1,307,511	339,214	165,556	1,481,169
Tax loss and negative basis of social
contribution carry-forwards	-	155,252	-	155,252
Social contribution carry-forwards
(Provisional Measure 2158-35)	222,824	31,964	-	254,788
Subtotal	1,999,324	613,220	187,000	2,425,544
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	30,381	91,075	-	121,456
Net deferred tax assets	2,029,705	704,295	187,000	2,547,000
Deferred tax assets	2,029,705			2,547,000

				Unibanco

	December 31,			September 30,
	2007	Increase	Realization	2008
Allowance for credit losses	448,365	270,389	184,419	534,335
Other provisions not currently deductible	1,045,206	1,144,044	708,081	1,481,169
Tax loss and negative basis of social
contribution carry-forwards	76,018	79,234	-	155,252
Social contribution carry-forwards
(Provisional Measure 2158-35)	256,102	-	1,314	254,788
Subtotal	1,825,691	1,493,667	893,814	2,425,544
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	32,443	89,013	-	121,456
Net deferred tax assets	1,858,134	1,582,680	893,814	2,547,000
Deferred tax assets	1,858,134			2,547,000

			Unibanco Consolidated

	June 30,			September 30,
	2008	Increase	Realization	2008
Allowance for credit losses	995,840	148,578	81,378	1,063,040
Other provisions not currently deductible	2,023,899	432,657	203,298	2,253,258
Tax loss and negative basis of social
contribution carry-forwards	480,835	282,140	-	762,975
Social contribution carry-forwards
(Provisional Measure 2158-35)	376,546	38,615	-	415,161
Subtotal	3,877,120	901,990	284,676	4,494,434
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	60,730	125,870	-	186,600
Deferred tax obligations	(616,273)	(190,640)	-	(806,913)
Net deferred tax assets	3,321,577	837,220	284,676	3,874,121
Deferred tax assets	3,937,850			4,681,034
Deferred tax liabilities	616,273			806,913

			Unibanco Consolidated

	December 31,			September 30,
	2007	Increase	Realization	2008
Allowance for credit losses	876,629	586,692	400,281	1,063,040
Other provisions not currently deductible	1,679,483	1,414,696	840,921	2,253,258
Tax loss and negative basis of social
contribution carry-forwards	377,357	442,321	56,703	762,975
Social contribution carry-forwards
(Provisional Measure 2158-35)	442,485	-	27,324	415,161
Subtotal	3,375,954	2,443,709	1,325,229	4,494,434
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	48,183	138,462	45	186,600
Deferred tax obligations	(276,869)	(530,044)	-	(806,913)
Net deferred tax assets	3,147,268	2,052,127	1,325,274	3,874,121
Deferred tax assets	3,424,137			4,681,034
Deferred tax liabilities	276,869			806,913

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2008, the expected realization of deferred taxes is as follows:

			Unibanco		Unibanco Consolidated

	Social contribution (*)			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2008	-	199,761	199,761	10,644	427,744	438,388
2009	2,181	467,598	469,779	52,537	955,032	1,007,569
2010	39,888	550,149	590,037	75,566	831,295	906,861
2011	8,854	407,457	416,311	27,715	669,736	697,451
2012	20,189	172,653	192,842	49,625	379,635	429,260
2013 to 2018	183,676	373,138	556,814	199,074	815,831	1,014,905
Total	254,788	2,170,756	2,425,544	415,161	4,079,273	4,494,434

_____________________
(*) Expected realization of deferred taxes is in conformity with Law n° 11,727/08.

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$2,004,821 in Unibanco and R$3,720,013 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses):

				Unibanco

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2008	30, 2008	30, 2007	30, 2007
Income before income tax and social contribution,
net of profit sharing and non-recurring events (i)	11,026	1,608,058	689,748	2,009,786
Income tax and social contribution expenses
at a rate of 25% and 9%	(3,749)	(546,740)	(234,514)	(683,327)
Effects of social contribution nominal rate rising to
6% for Bank debt securities and insurance companies
since May 2008 (ii)	(139)	(39,679)	-	-
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	612,572	767,506	46,531	173,703
Interest on capital paid, net	6,699	200,289	123,014	303,896
Tax credit set up on C SLL interest rate differential	16,659	32,477	-	-
Permanent differences (net)	60,468	179,102	42,034	80,915
Income tax and social contribution for the period	692,510	592,955	(22,935)	(124,813)

			Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2008	30, 2008	30, 2007	30, 2007
Income before income tax and social contribution,
net of profit sharing and non-recurring events (i)	275,529	2,502,128	890,938	2,625,007
Income tax and social contribution expenses
at a rate of 25% and 9%	(93,680)	(850,724)	(302,919)	(892,502)
Effects of social contribution nominal rate rising to
6% for Bank debt securities and insurance companies
since May 2008 (ii)	4,915	(57,735)	-	-
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	368,242	229,615	(52,779)	(168,439)
Interest on capital paid, net	113,224	343,507	123,056	320,844
Tax credit set up on C SLL interest rate differential	54,334	84,255	-	-
Permanent differences (net)	67,295	225,306	39,525	115,401
Income tax and social contribution for the period	514,330	(25,776)	(193,117)	(624,696)
_____________________
(i) In 2007, net of non-recurring events.
(ii) The Law n° 11,727 of June 2008, approved the tax measure that increases the rate of Social Contribution on the net income – CSLL from 9% to 15% of the taxable income, of the financial sector, insurance company and capitalization from May 1, 2008. In failure of a Direct Claim of Unconstitutionality at the Supreme Court, its effects shall be annulled and the related to the increase in the social contribution rate, which corresponds to an amount of R$410,702 net of deferred liabilities. From the beginning of the rise incidence on tax rate, in September 2008, has been constituted the correspondent tax credit.

21. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2008	2008	2008	2008
Co-obligation and risks for guarantees
provided	17,707,918	15,930,749	17,778,619	15,996,636
Assets under management (mainly mutual
investment funds)	55,120,431	63,532,513	55,642,230	64,351,588

22. Related-Party Transactions (Unibanco)

	September 30,	June 30,
	2008	2008
Assets
Interbank investments	3,104,169	3,512,344
Debentures-Dibens Leasing S.A.-Arrendamento Mercantil	22,229,236	21,538,924
Marketable securities and derivative financial instruments	2,738,207	2,410,540
Lending operations	-	11,464
Other credits
Income receivable
Dividends and interest on capital	978,955	862,449
Negotiation and intermediation of securities	101,830	228,886
Receivable accounts - subsidiary company	594,987	27,245

Liabilities
Deposits	21,191,455	20,079,126
Securities sold under repurchase agreements	7,679,164	7,942,015
Resources from securities issued
Debentures	611,042	677,893
Securities abroad	169,384	132,649
Interbank accounts	27,500	30,782
Borrowings	15,870	20,771
Derivative financial instruments	2,520,829	2,043,027
Other liabilities
Social and statutory	320,801	508,563
Subordinated debt	18,919	15,676
Sundry	321,829	39,034

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2008	30, 2008	30, 2007	30, 2007
Revenues
Lending operations	-	563	134	1,699
Marketable securities	704,726	2,020,094	744,253	1,863,497
Derivative financial instruments	23,470	338,086	129,883	158,635
Services rendered	108,330	320,808	83,295	241,031
Other operating income	-	-	6	7

Expenses
Deposits and securities sold	918,527	2,397,478	634,933	1,787,335
Borrowings and onlendings	1,392	4,303	1,280	7,348
Salaries, benefits, training and social security	-	-	59	59
Other administrative expenses	11,250	33,955	13,865	35,653
Other operating expenses	5,906	15,897	20,691	34,137

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

23. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

(d) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the quarterly information compared to the respective fair values are as follows:

				Unibanco

	September 30, 2008		June 30, 2008

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	8,266,761	8,272,041	8,791,973	8,776,431
Marketable securities	46,257,507	46,362,408	43,636,854	43,759,417
Lending operations	46,792,046	46,843,989	43,156,036	43,238,675

Liabilities
Interbank deposits	16,895,662	16,895,662	17,010,945	17,010,944
Time deposits	45,605,803	45,614,829	39,031,057	39,047,978
Real estate notes, mortgage notes, credits
and similar	4,343,728	4,280,850	2,991,217	2,932,561
Debentures	2,269,328	2,273,210	3,320,915	3,325,872
Resources from securities issued abroad	2,224,398	2,268,460	1,675,032	1,728,782
Derivatives, net	1,268,683	1,268,683	2,050,714	2,050,714
Subordinated debt	7,645,193	7,592,431	6,768,971	6,799,116
Other liabilities (Note 15(c))	2,002,636	1,991,724	1,686,614	1,706,082
Treasury stocks	168,285	158,474	154,835	152,043

			Unibanco Consolidated

	September 30, 2008			June 30, 2008

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	6,169,505	6,175,695	6,287,667	6,276,665
Marketable securities	33,078,090	33,349,511	30,285,660	30,585,607
Lending operations	54,445,115	54,503,562	50,802,213	50,879,093

Liabilities
Interbank deposits	850,663	850,663	1,561,123	1,561,122
Time deposits	42,832,930	42,841,956	36,416,891	36,433,812
Real estate notes, Mortgage notes, credits
and similar	4,521,078	4,458,200	3,138,529	3,197,185
Debentures	2,033,986	2,037,868	3,006,818	3,011,775
Resources from securities issued abroad	2,056,069	2,099,024	1,542,789	1,594,698
Derivatives, net	901,219	901,219	1,457,004	1,457,004
Subordinated debt	7,626,387	7,573,671	6,753,295	6,783,198
Other liabilities (Note 15(c))	2,002,636	1,991,724	1,686,614	1,706,082
Treasury stocks	168,285	158,474	154,835	152,043

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at September 30, 2008 on the São Paulo Stock Exchange.

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branch and subsidiaries include the accounts of the foreign branch (Unibanco Grand Cayman), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	September 30,	June 30,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	31,037,880	25,402,061
Cash and due from banks	2,260,440	1,813,738
Interbank investments	2,199,030	2,195,091
Marketable securities	19,672,781	16,399,044
Interbank accounts	296,735	226,042
Lending and leasing operations	5,635,357	4,256,058
Other credits and other assets	973,537	512,088
Permanent assets	184,207	142,456
Total	31,222,087	25,544,517

Liabilities
Current and long-term liabilities	25,955,223	21,005,679
Deposits	6,437,281	4,459,428
Securities sold under repurchase agreements	3,119,298	2,394,516
Resources from securities issued	1,833,266	1,482,792
Interbank accounts	87,492	65,008
Borrowings and onlending	5,960,370	4,746,654
Derivative financial instruments	4,781,161	4,399,236
Other liabilities	3,736,355	3,458,045
Deferred income	22,486	18,551
Minority interest	4	3
Stockholders’ e quity	5,244,374	4,520,284
Total	31,222,087	25,544,517

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30, 2008	30, 2008	30, 2007	30, 2007
Revenue from financial intermediation	252,187	751,458	253,066	1,000,657
Ex penses on financial intermediation	(270,077)	(593,502)	(177,834)	(645,242)
Provision for credit losses	(4,877)	(17,346)	(331)	(4,073)
Services rendered	18,866	61,351	19,782	57,223
Salaries, benefits, training and social security
and other administrative expenses	(39,016)	(83,573)	(16,812)	(50,952)
Financial transaction and other taxes	(872)	(1,799)	(207)	(1,172)
Other o perating income (expenses)	3,575	(9,137)	(14,476)	(44,250)
Operating income, net	(40,214)	107,452	63,188	312,191
Results from non-recurring events	-	-	-	(29,670)
Non-operating income, net	(1,083)	446	(313)	(1,785)
Income tax and social contribution	(13,830)	(32,796)	(1,529)	(6,702)
Minority interest	(1)	(3)	(1)	(2)
Net income for the period	(55,128)	75,099	61,345	274,032

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and UASEG S.A.:

	September 30,	June 30,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	13,453,394	13,306,649
Cash and due from banks	35,991	45,124
Marketable securities	11,591,149	11,373,386
Insurance credits and re-insurance	1,268,628	1,386,679
Other credits and other assets	557,626	501,460
Permanent assets	387,564	391,773
Total	13,840,958	13,698,422

Liabilities
Current and long -term liabilities	12,161,466	12,037,152
Technical provisions for insurance	2,421,835	2,455,429
Technical provisions for retirement plans	8,692,572	8,463,082
Other liabilities	1,047,059	1,118,641
Deferred income	27	96
Stockholders’ equity	1,679,465	1,661,174
Total	13,840,958	13,698,422

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30, 2008	30, 2008	30, 2007	30, 2007
Retained premiums	836,329	2,383,964	572,043	2,157,833
Changes in technical reserves of insurance	(100,001)	(263,796)	51,101	(406,939)
Gains premiums	736,328	2,120,168	623,144	1,750,894
Retained insurance clains	(316,341)	(910,080)	(264,098)	(764,651)
Acquisition costs and other	(268,757)	(768,050)	(229,822)	(594,399)
Other operating income and expenses	(120,892)	(183,931)	(45,692)	(159,252)
Income from contributions and premiums	14,390	37,369	440,826	474,117
Risk coverage income	76,181	235,493	77,772	226,124
Changes in other technical provisions for insurance	(4,825)	(18,395)	(4,984)	(14,692)
Profit tax and other taxes management	22,070	63,667	16,733	45,960
Benefits and redemptions expenses	(44,706)	(142,493)	(489,016)	(605,241)
Acquisition costs and other	(15,853)	(45,753)	(15,063)	(41,477)
Other operating income and expenses	47,557	(18,205)	(4,341)	(12,625)
Administrative expenses	(85,101)	(240,208)	(76,287)	(226,198)
Financial transaction and other taxes	(25,033)	(62,671)	(21,168)	(52,587)
Financial result	75,734	209,150	65,684	192,455
Equity result	26,040	75,302	24,357	82,378
Operating income, net	116,792	351,363	98,045	300,806
Non-operating income, net	967	1,901	(1,107)	2,431
Operating income, net	117,759	353,264	96,938	303,237
Income tax	(19,278)	(48,949)	(19,860)	(51,246)
Social contribution	(7,125)	(17,860)	(7,181)	(17,761)
Other	-	-	-	(3,307)
Profit sharing	(8,081)	(19,021)	(6,338)	(19,689)
Net income for the period	83,275	267,434	63,559	211,234

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A., Redecard S.A. (23.21%), Hipercard Banco Múltiplo S.A. and Empresa Brasileira de Captura de Transações Eletrônicas Ltda.:

	September 30,	June 30,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	8,592,211	8,472,706
Cash and due from banks	13,424	2,418
Interbank investments	327,104	5,777
Marketable securities	162,117	168,787
Interbank and interdepartmental accounts	26,664	42,373
Lending operations	3,353,277	3,591,839
Deferred tax and prepaid taxes	750,377	740,794
Other credits and other assets	3,959,248	3,920,718
Permanent assets	237,515	260,812
Total	8,829,726	8,733,518

Liabilities
Current and long-term liabilities	6,252,932	6,162,582
Deposits	877,523	1,125,444
Borrowings and onlendings	164,667	129,017
Resources from securities issued	193,387	164,001
Interbank and interdepartmental accounts	164	92
Derivative financial instruments	-	19,316
Taxes, social securities and provision for	536,138	456,097
Other liabilities	4,481,053	4,268,615
Minority interest	354,091	338,610
Stockholders’ e quity	2,222,703	2,232,326
Total	8,829,726	8,733,518

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30, 2008	30, 2008	30, 2007	30, 2007
Revenue from financial intermediation	771,938	2,154,063	365,387	1,475,051
Expenses on financial intermediation	(69,592)	(127,475)	(52,720)	(159,382)
Provision for credit losses	(169,008)	(630,580)	(135,205)	(373,941)
Services rendered	202,022	635,942	138,111	473,569
Salaries, benefits, training and social security
and other administrative expenses	(222,192)	(657,119)	(78,008)	(463,472)
Acquisition costs and other	(73,180)	(220,348)	(51,114)	(158,456)
Financial transaction and other taxes	(57,168)	(212,917)	(19,596)	(118,296)
Other operating income (expenses)	(87,514)	(234,673)	(105,326)	(278,870)
Operating income, net	295,306	706,893	61,529	396,203
Results from non-recurring events	-	-	-	(116,035)
Non-operating income, net	(63)	18,521	1,110	7,363
Income tax and social contribution	(40,095)	(173,547)	(19,001)	(124,124)
Profit sharing	(4,436)	(13,061)	62	(8,627)
Minority interest	(15,481)	(36,489)	(12,502)	(22,699)
Net income for the period	235,231	502,317	31,198	132,081

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A., Fininvest – Negócios de Varejo Ltda., Microinvest S.A. – Sociedade de Crédito a Microempreendedor (82.4%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários, Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Hipercard Sociedade de Crédito Financiamento e Investimento S.A. :

	September 30,	June 30,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	5,580,377	5,629,473
Cash and due from banks	6,562	6,541
Interbank investments	215,352	307,957
Marketable securities	1,216,407	1,198,479
Interbank and interdepartmental accounts	24,360	26,034
Lending operations	2,470,874	2,503,386
Other credits and other assets	1,646,822	1,587,076
Permanent assets	147,882	155,291
Total	5,728,259	5,784,764

Liabilities
Current and long-term liabilities	2,545,119	2,629,273
Deposits	1,206,969	1,355,291
Interbank and interdepartmental accounts	3,382	2,028
Borrowings	1,192	903
Other liabilities	1,333,576	1,271,051
Deferred income	12,137	12,137
Minority interest	227,463	215,206
Stockholders’ e quity	2,943,540	2,928,148
Total	5,728,259	5,784,764

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30, 2008	30, 2008	30, 2007	30, 2007
Revenue from financial intermediation	440,024	1,327,109	409,637	1,219,775
Expenses on financial intermediation	(38,482)	(110,171)	(34,235)	(108,554)
Provision for credit losses	(197,521)	(577,322)	(147,749)	(449,541)
Services rendered	141,577	391,213	128,800	371,891
Salaries, benefits, training and social security
and other administrative expenses	(201,740)	(600,811)	(210,938)	(630,604)
Acquisition costs and other	(12,425)	(39,183)	(8,417)	(27,096)
Other operating income (expenses)	(54,391)	(164,495)	(45,266)	(129,503)
Financial transaction and other taxes	(29,959)	(6,467)	(37,001)	(110,003)
Operating income, net	47,083	219,873	54,831	136,365
Results from non-recurring events	-	-	1,577	(49,006)
Non-operating income, net	519	937	(1,762)	120
Income tax and social contribution	(15,815)	(71,894)	(15,946)	(22,224)
Profit sharing	(4,469)	(13,820)	(4,160)	(13,053)
Minority interest	(12,256)	(14,517)	(2,152)	141
Net income for the period	15,062	120,579	32,388	52,343

25. Other Information

(a) Assets leased to third parties, in the amount of R$14,586,029 (June 30, 2008 - R$12,717,550), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$13,435,778 (June 30, 2008 - R$11,875,892) and the residual value received in advance from these lessees amounts to R$5,839,378 (June 30, 2008 - R$5,048,305), classified as a reduction of leasing operations. Leases of third parties’ assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of their activity. At September 30, 2008, the insurance coverage on properties and other assets in use totaled R$416,642 (June 30, 2008 - R$578,125) in Unibanco and R$720,901 (June 30, 2008 - R$843,566) in Unibanco Consolidated.

(c) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, with respect to the accounting practices adopted in Brazil.

The new accounting practices and changes introduced by the law are being evaluated by BACEN - Brazilian Central Bank, CVM – Securities Commission and SUSEP – Superintendency of Private Insurances. BACEN issued on March 20, 2008, the Communication no. 16,669, and the CVM on May 2, 2008 the Instruction no. 469, providing guidance on the adoption of the new law in the financial statements and quarterly information during the 2008 fiscal year, as well as the disclosure in notes about the estimated effects of the adoption of this law on stockholders´equity and the results of the period.

The following amendments promoted by the law are already substantially adopted by the Bank and its subsidiaries in this quarterly information:

  Classification and mark-to-market criteria of the financial instruments (Note 5) and Circular Letters n° 3,068 and 3,082 of 2001 from Brazilian Central Bank - BACEN;
  The concept of Adjustment to Present Value for the long-term assets and liabilities considering contractual rates, and the adjustment of Present Values considering the market average rate, do not represent significant adjustments;
  Evaluation of the recoverability of significant assets through future operation, according to CPC Pronouncement no.1 approved by Deliberation CVM n° 527 of November 1, 2007;
  Disclosure of stock-based compensation, as in Note 16;
  Presentation of the Statements of Cash Flows and of the Statement of Value Added as part of the financial statements required by Brazilian accounting practices; and
  Maintenance of revaluation reserve held by controlled companies while not regulated by correspondent regulatory board.

The main changes which are not yet regulated and may impact on the financial statements in December 31, 2008 are represented as follows:

• Reclassification of certain permanent assets to the “Intangible” sub-group, aligned with Bacen regulatory rules to be published; and
• Valuation and accounting of stock option plans to be regulated by CVM.

Management will recognize the effects of these changes when the rules are published and the expectation is that the impacts will not be relevant on the financial statements context.

(d) Material Fact

Taking into account the behavior of capital and financial markets in Brazil and abroad, on October 24, 2008, a Material Fact was published to advance the disclosure of the major economic-financial data detailed in this report. The Material Fact is available at the RI website (www.unibanco.com.br).

26. Results from Non-recurring Events

			2007

	Operational	Non-recurring	Total (1)
Changes in the investments of UPS subsidiary (Note 11(a) (2))	679,118	-	679,118
Sale of portion of investment in Serasa	-	284,725	284,725
Labor provision (Note 14)	(242,602)	-	(242,602)
Civil provision (Note 14)	(182,688)	-	(182,688)
Tax provision (Note 14)	(146,447)	-	(146,447)
Provision for credit losses	(47,000)	-	(47,000)
Other provisions (2)	(141,706)	-	(141,706)
Results from non-recurring events	(81,325)	284,725	203,400

____________________
(1) The amounts are presented net of applicable taxes.
(2) Include, principally, provision for assets receivable financial institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income are as follows:

2007
O perating income before results from non-recurring events	1,983,526
Non-recurring events before tax effects	(561,706)

Operating income after non-recurring events	1,421,820

27. Subsequent Event

(a) In October 2008, the Brazilian Central Bank approved the transfer of Bancred S.A. – Crédito, Financiamento e Investimento ownership to Banco Cruzeiro do Sul S.A. and Unibanco – União de Bancos Brasileiros S.A. in accordance with the Agreement of February 2007.

(b) Compulsory deposits

During October 2008, the Brazilian Central Bank determined changes in compulsory deposits, to aim an increase in the Brazilian Financial System liquidity.

(c) Merger between Unibanco and Itaú

On November 3, Unibanco and Itaú signed an agreement for merger of their financial operations, establishing the largest conglomerate in southern hemisphere, with a market value among the 20 largest financial institutions in the world. The created financial institution will be fully capable of competing with the biggest banks in the global market.

This partnership creates a bank with Brazilian capital with commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies in Brazil and abroad. With a strong international presence – with commercial bank operations in all Mercosur countries - , the institution Will have the required agility to increase the presence of Brazil internationally.

The merger, matured over 15 months of dialogues and joint work, is formed based on a strong identity of values and a converging vision for the future. The controlling stockholders of Itaúsa and Unibanco will establish a holding company with a shared governance model.

The Board of Directors of Itaú Unibanco Holding will be composed of fourteen members, six of which will be named by the controlling stockholders of Itaúsa and the Moreira Salles family. The other eight Board members will be independent. Itaú Unibanco Holding’s Chairman of the Board of Directors will be Mr. Pedro Moreira Salles and its CEO will be Mr. Roberto Egydio Setubal.

The new institution will have approximately 4,800 branches and service stations, accounting for 18% of the banking network; and 14.5 million checking account clients, or 18% of market share. In loans, it will represent 19% of the Brazilian system’s volume; whereas total deposits, funds and managed portfolios will reach 21%.

Combined total assets is over R$ 575 billion, the highest in southern hemisphere.

Taking into consideration the increase in capital related to the shares’ merger, the stockholding interests’ changes and the accounting and tax effects, the impact produced on Itaú Unibanco Holding’s results is estimated at R$ 7.9 billion while that on Itaúsa’s results is at R$ 2.5 billion.

The completion of the merger between Unibanco and Itaú depends on the approval from the Central Bank of Brazil and other appropriate authorities.

The material fact with more details about the merger is available at the IR website (www.unibanco.com.br)

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2008	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

Brazilian Economy

The third quarter of 2008 was marked by international scenario deterioration, with the credit crisis worsening the risk perception by international investors. As an indirect consequence of the turbulences, global economy may begin a sharp deceleration period.

Given this international scenario volatility, the Embi+BR ended 3Q08 at 304 basis points, 75 basis points up when compared to 2Q08. Following the sovereign risk downgrade, the Real currency depreciated 20.3% against the US-dollar in 3Q08. The Brazilian international reserves ended the quarter at US$206.4 billion, US$5.6 billion above the amount registered in 2Q08.

The trade balance may reach US$23 billion surplus in 2008, less than the US$40 billion verified in 2007. The strong domestic demand accelerated the imports, which were the main reason for the trade balance deterioration in 2008, but the high level of international reserves and the low foreign debt keep the Brazilian external solvency very solid.

In the domestic scenario, the inflation (IPCA) increased 1.07% in the third quarter – below the 2.09% verified last quarter – with less pressure from food prices. Central Bank increased the Selic rate by 150 b.p, in order to reduce inflation pressure. However, with the international crisis affecting the domestic credit offering, the Central Bank is likely to end the cycle of interest rates increase, and the Selic rate should end the year at the current level of 13.75% .

Economic activity figures continued to show strength with industrial production verifying 2.36% growth accumulated in the quarter, up to August, above the 0.83% of 2Q08.

The debt to GDP ratio reached 38.3% in the end of August, relatively flat when compared to the 40.4% verified in the end of 2Q08. The public sector primary surplus amounted to 4.4% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

Credit market continued to present a robust growth in the third quarter of 2008. The total loan portfolio represented 38% of the GDP.

Besides the worse international environment and the credit crisis, the Brazilian economy fundamentals – with the solid fiscal and external debts – should protect Brazilian assets from excessive volatility. However, smaller growth rates in Brazil are expected during next quarters than the observed to see last years.

Performance

Unibanco’s net income reached R$ 704 million in 3Q08, up 5.5% from 3Q07. In 9M08, net income was R$ 2.201 million, a 16.8% growth when compared to 9M07.

Stockholders’ equity was R$ 13 billion on September 30, 2008, up 11.4% from September 2007. Annualized return on average equity (ROAE) reached 23.9 % in 3Q08 and 24.4 % in 9M08.

Assets

Unibanco’s total assets reached R$ 179 billion on September 30, 2008, a 33.3% annual increase. This evolution is explained mainly by the R$ 18.4 billion increase in total loans, mostly in auto loans, large corporate, SME, mortgages, credit cards and payroll loans (own origination) portfolios. Annualized return on average assets (ROAA) was 1.8 % in 9M08 and 1.6 % in 3Q08.

Credit Operations

The total loan portfolio increased 7.7% in the quarter, reaching R$ 74,272 million in September 2008. In the last 12 months, it grew 32.9% .

In the last 12 months, the Retail loan portfolio increased 28.5%, with highlight to the 65.3% growth in auto loans, 37.0% in SME, 32.2% in mortgages, 26.8% in credit card loans and 26.6% in payroll loans (own origination) portfolio.

In 3Q08, the Retail portfolio reached R$ 44,082 million, influenced by a 10.2% increase in auto loans, 5.5% in mortgage and 3.0% in SME. The 2.1% decrease in credit card portfolio in the quarter is explained by the impact of the sale Tricard’s loan portfolio to Tribanco, due to the end of the partnership with Tribanco.

The Wholesale loan portfolio grew 39.8% in the last 12 months and 14.4% in the quarter, mainly influenced by the Real depreciation of 20.3% in 3Q08. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 15% of the total loan portfolio. The segment’s evolution is a result of an increasing demand from large companies for funds in the local market, mainly due to the lower liquidity in the international market and the Real depreciation in the quarter.

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of main automobile manufacturers in the country. Auto loans grew 10.2% in the quarter and 65.3% in the last 12 months, reaching R$ 11,858 million on September 30, 2008.

With a distinctive strategy in auto financing, focused in new vehicles, Unibanco is has increased its market share in terms of financed units. In the new cars segment, Unibanco’s market share was 8.0% in 3Q08.

Small and Medium Enterprises

The SME’s products portfolio comprises accounts receivable financing, overdraft, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners. The SME loan portfolio totaled R$ 15,030 million on September 30, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$ 10,610 million, 3.0% evolution in the quarter and 37.0% in the last 12 months.

Home Financing

The mortgage loan portfolio totaled R$ 2,155 million on September 30, 2008, up 32.2% in the last 12 months and 5.5% in the quarter, representing 29.7% of savings deposits and 2.9% of total loan portfolio. In September 2008, the balance of commitment to future disbursement reached R$ 2,060 million, a 181% growth in the last 12 months.

Payroll Loans

Payroll loans was R$ 4,276 million in September 2008. Since 4Q07, Unibanco has focused in its own origination of payroll loans, which in September 2008 reached R$ 1,944 million, a 26.6% growth in the last 12 months and a 3.7% increase in the quarter. The distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships.

In October, 2008, Unibanco acquired 3 payroll loan portfolios fro m other financial institutions in the total amount of R$ 64 million.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2008 reached R$ 3,463 million, or 4.7% of the total loan portfolio, as follows:

  R$ 1,551 million related to overdue credits, in compliance with Resolution 2,682;
  R$ 942 million for falling due credits, in compliance with Resolution 2,682;
  R$ 970 million based on percentages above those required by the regulatory authority, and higher than the R$ 704 million registered in September 2007.

The total amount of R$ 970 million of additional allowance for loan losses, above the required by Resolution 2,682, represents 28.0% of total allowance for loan losses.

Allowance for loan losses over the credits rated E to H stood at 126% on September 30, 2008, above the 122% verified in September 2007.

Allowance for loan losses as a percentage of overdue installments reached 129% on September 30, 2008, conveying the loan portfolio strength.

The allowance for loan losses relative to total Retail loan portfolio was 5.9% in September 2008, in line with the mix change to lower risk portfolios in the last 18 months. The allowance for loan losses relative to total Wholesale loan portfolio remained stable in the quarter.

In 3Q08, required provision stood at R$ 686 million, a R$ 126 million increase compared to 3Q07 – as a consequence of the loan growth during the last 12 months.

Provision for loan losses in 3Q08 was R$ 670 million – above the R$ 399 million of the total net write-offs, representing a net provision for loan losses of R$ 271 million, 194.6% higher than 3Q07.

Investments Abroad

Unibanco registered a total of US$ 2,800 million in investments abroad at the end of September 2008, compared to US$ 2,239 million in December 2007. Such growth is mainly due to the US$ 611 million capital contribution in the last 9 months, which aims at supporting trade finance transactions and securities trading in international markets. Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects.

Funding and Assets under Management

Unibanco’s total funding stood at R$ 128,428 million on September 30, 2008, an increase of 43.9% in the last 12 months, above the total loan portfolio growth in the same period.

As part of its strategy, Unibanco has focused on low cost CDs (Core Deposits CDs), which increased 20.1% in the quarter. Furthermore, with the recent cycle of interest rate increase, there was a higher demand for products indexed to the interbank rate (CDI) instead of savings deposits and investment funds.

The balance of time and interbank deposits presented a 17.1% growth in the quarter and 127.8% increase in the last 12 months. This increase was influenced by the CPMF tax extinguishment, the Central Bank new regulation of reserve requirements and the higher market demand for lower risk investments.

The debentures, an alternative funding instrument for time deposits, increased 30.2% in the last 12 months and 6.7% in the quarter.

It is worth mentioning that the increase in the line “other funding” was mainly influenced by funding obtained in the open market, resources from securities issued, borrowings, onlendings, and subordinated debt.

Local currency funding reached R$ 105,511 million at the end of September 2008, up 48.3% from September 2007. This growth was mostly driven by time deposits, resources from securities issued and subordinated debt.

Foreign currency funding reached R$ 22,917 million in September 2008, with a growth of 26.6% from September 2007. Such evolution was mainly driven by the growth in time deposits, import and export financing lines, funding obtained in the open market and the 4.1% Real depreciation in the period.

During the last 12 months, Unibanco increased the participation of local currency in its funding mix, in line with its assets growth in the country, maintaining the local currency deposits and debentures to total loans ratio close to 100%.

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	13.7	14.9

Changes in risk weighted assets	(1.2)	(3.5)

Changes in market risk coverage - interest rates	(0.0)	(0.0)

Changes in market risk coverage - foreign exchange rate	0.1	(0.3)

Changes in market risk coverage - commodities	(0.0)	(0.0)

Changes in market risk coverage - stocks	(0.1)	(0.1)

Changes in operational risk coverage	(0.1)	(0.1)

Reference equity growth	0.6	2.1

Tier I	0.4	1.3

Tier II	0.2	0.8

BIS Ratio on September 30, 2008	13.0	13.0

Unibanco’s BIS ratio, as of September 2008, reached 13.0%, above the minimum 11% level determined by the Central Bank. It is worth mentioning the methodoly change between the BIS I and BIS II ratios calculated, which represents a negative variation of 0.3, or 30 basis points.

The table below details the Tier I/Tier II breakdown in reference equity as of September 30, 2008:

	Reference Equity	BIS ratio(%)
	(R$ million)

Tier I (Capital and reserves)	13,416	9.3

Perpetual bonds	971	0.7

Subtotal	14,387	10.0

Tier II	4,394	3.0

Total	18,781	13.0

The fixed asset ratio was 41.1% in September 2008, lower than the maximum of 50% allowed by the Central Bank.

R$ million

Fixed asset ratio	September 2008

Adjusted permanent assets (A)	7,718

Adjusted stockholders' equity (B)	18,769

Fixed asset ratio (A/B)	41.1%

Efficiency

Unibanco continued its focus on maximizing efficiency, prioritizing the review and simplification of its operational processes. The efficiency management system involves all levels of the organization, identifying areas where improvements can be made. Improvement projects are systematically monitored by executives from different areas of the Bank. Results, causes and corrective measures are presented to the Executive Committee. Since the implementation of the Operational Efficiency unit, in 2006, Unibanco has already seen positive results in the expenses, reflecting better efficiency. The graph below shows the evolution of both efficiency and the cost to average assets ratios.

In 9M08, the efficiency ratio improve from 9M07, reaching 46.0% . In 3Q08, the ratio presented an decrease, mainly, due to the lower Treasury result. The cost to average assets ratio also favorably decreased from 4.7% in 9M07 to 3.7% in 9M08.

Retail

In September 2008, Unibanco’s Retail segment had exceeded 30 million clients throughout the country, a 12% growth from September 2007.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Auto loans grew 10.2% in the quarter and 65.3% in the last 12 months, reaching R$ 11,858 million on September 30, 2008. With a distinctive strategy in auto loans, focused in new vehicles, Unibanco has increased its market share in terms of financed units. Unibanco’s market share in the new cars segment was 8.0% in 3Q08.

Payroll loans portfolio reached R$ 4,276 million in September 2008. Since 4Q07, Unibanco has focused in its own origination of payroll loans, which reached R$ 1,944 million in September 2008, a 26.6% increase in the last 12 months. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio origination efforts through dealers (including Fininvest), besides the partnerships established.

The mortgage loan portfolio totaled R$ 2,155 million on September 30, 2008, a 5.5% annual growth. In September 2008, the balance of commitment to future disbursement reached R$ 2,060 million, a 181% growth in the last 12 months.

As a result, total retail loan portfolio reached R$ 44,082 million, of which R$ 29,052 million are represented by individuals, with 24.1% evolution in the last 12 months.

SME

The SME segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, auto financing, home financing, BNDES-funded loans, leasing, and payroll services, in addition to cash management services. At the end of 9M08, the SME segment had approximately 670,000 customers.

The SME loan portfolio totaled R$ 15,030 million in September 30, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$ 10,610 million, 3.0% evolution in the quarter and 37.0% in the last 12 months.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s partnerships with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$ 158 million net income in the quarter and R$ 564 million in 9M08. It is important to mention that the 9M08 results were impacted by the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

The credit portfolio posted a 26.8% growth over the past 12 months, amounting to R$ 7,201 million in September 2008. In the quarter, the 2.1% decrease is explained by the impact of the sale Tricard’s loan portfolio to Tribanco, due to the end of the partnership with Tribanco.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$ 22,744 million in 9M08, which represents a growth of 27.7% from the same period of last year.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s Consumer Finance Companies. The credit portfolio totaled R$ 3,493 million in September 2008, an increase of 12.2% in the last 12 months and 0.4% in the quarter. Business results reached R$ 90 million in 9M08 and R$ 17 million in 3Q08, impacted by the lower portfolio evolution. The lower growth in the quarter is due to a more conservative credit concession, specially, in partnership with retailers in low income segment.

Fininvest had 606 fully-owned stores, mini-stores and kiosks, and more than 13 thousand points-of-sale as of September 2008. At the same date, LuizaCred had 448 points-of-sale while PontoCred had 443.

Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as cash management solutions and structured finance, besides the asset growth, were the highlights in the quarter.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$3,257 million up to August 2008, with a 11.6% market share, maintaining its 3rd place in the BNDES overall ranking. In the same period, Unibanco also disbursed R$401 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$ 30,190 million in September 2008, up 39.8% in the last 12 months and 14.4% in the quarter, mainly influenced by the Real depreciation of 20.3% in the quarter. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 15% of the total loans. The loan growth was also influenced by the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

The Investment Banking, enlists executives with extensive experience in the Brazilian and international financial sectors. The Investment Banking handles origination, structuring, distribution, and research. Since April 2008, the new structure has focused on prospecting business and on consolidating its operations. The highlight was the Equity Research team of Investment Banking, which was recognized as the only Brazilian firm among the Top 10 Research Houses in the 2008 Latin Research Team ranking, from Institutional Investor magazine.

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 280 million in 9M08, a 25.6% growth when compared to the same period of last year. Operating income reached R$ 129 million in 9M08, a 27.7% increase from 9M07. Combined revenues from the Insurance and Private Pension Plan businesses were R$ 4,583 million in the nine first months of 2008, a 10.2% growth from 9M07.

Consolidated technical reserves reached R$11,621 million at the end September 2008, up 21.8% from September 2007, and 6.0% from June 2008.

The financial result was affected by the several payments of Interest on Capital/Dividends, performed by the company during the 9M08 in the total amount of R$131 million.

The loss ratio was 43.9%, a 160 b.p. improvement in 9M08 when compared to 9M07. The combined ratio reached 94.5% in 2Q08, a 40 b.p. improvement from 9M07, and significantly better than the industry average.

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.4% market share (as of August 2008).

Unibanco Insurance and Pension Plan business is supervised by Brazilian regulatory authorities and its technical reserves, both for insurance and pension plans, are composed exclusively by securities traded in the national market, as required by the applicable regulation.

Unibanco is the leader in the following segments: D&O (Directors and Officers), aviation risks, transportation risks, facultative risks and extended warranty products, a key product for the cross selling strategy in the insurance business.

Net income from the private pension business in 9M08 was R$79 million a 54,0% increase when compared to 9M07. Revenues were R$1,477 million in 9M08, a 40.6% growth from the same period of last year, due to sales effort in alternative channels. The technical reserves reached R$8,693 million in September 2008, up 20.8% from September 2007.

According to statistical data compiled by Susep, Unibanco ranked 5th in private pension plan revenues, up to August 2008. Unibanco ranked 2nd in sales of corporate pension plans, with R$551.8 million in sales and a 19.2% market share, according to Fenaprevi, up to August 2008. The company serves more than 1,500 corporate clients and more than 890 thousand individual clients.

Wealth Management

Unibanco Asset Management

Unibanco Asset Management (UAM) was the Brazilian first institution focused on third party’s investment management. It offers an extensive variety of distinctive and high value-added products and services and consistency in asset management, addressed to wealth generation, protection and growth.

UAM ended September 2008 with a 14.3% growth from September 2007, reaching R$55.6 billion in assets under management. The 13.3% decrease in the quarter, is explained by the reduction in assets from the short-term cash management fund, in the form of a FIDC (Credit Receivable Investment Fund) of Petrobras.

According to Anbid, UAM increased its market share in the Corporate segment to 8.0% in September 2008, from 4.1% in December 2007.

Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to third party asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

The funds managed by UAM have received several awards from the magazines Guia Exame, Valor Invest (Fixed Income and Equity Top Management), GazetaInveste and Investidor Institucional. In September, 2008, six UAM funds were awarded with the excellence label in a ranking produced by PPS Consultoria for Investidor Institucional magazine (one fixed income fund, two multi-market funds and three equity funds).

UAM was the first Brazilian asset management company to join the PRI – Principles for Responsible Investment of United Nations (UN).

Unibanco Private Bank

During 3Q08, Unibanco Private Bank maintained its improvements in infrastructure and in customer assistance efforts Brazil wide, launching new offices in Curitiba and Goiânia.

Net funding raised maintained its strong pace, 137% up when compared to the same period of last year, and more focused in less risky products, due to the international market crisis.

Assets under management in the domestic market reached R$28 billion, a 34% growth when compared to September 2007.

During this quarter, the Programa de Desenvolvimento de Lideranças – Nova Geração (Leadership Development Program – New Generation) was launched, focused in Family Succession topics. The program is directed to clients’ sons and wives and is composed by 10 modules developed in a partnership with Fundação Dom Cabral.

Revenues/Expenses

Fee Income

Total fees reached R$ 2,716 million in 9M08, up 3.2% when compared to 9M07. In the quarter, the 3.3% decrease is mainly explained by the change in banking tariffs regulation established by the Brazilian Central Bank, effective since April 30, 2008, and by the impact of the sale of Tricard’s portfolio to Tribanco in credit cards revenues.

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses posted a 9.0% growth in 9M08 when compared to 9M07, largely due to growth in volume of business, increase of 2,816 employees and wage increases. It is worth mentioning the growth of 6.8% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 12.31% (IGPM), due to the efficiency gains and cost controls, despite the expansion of business activities.

Corporate Governance

Stocks

This year, Unibanco completes 40 years of listing in Bovespa.

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. It is worth mentioning that Unibanco’s GDS is the only ADR level III among Brazilian banks.

In 9M08, the GDSs’ average daily trading volume reached R$350 million. In Bovespa, the Units’ average daily trading volume was R$96.7 million.

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 140%.

The table below features the Units’ weighting in each of these stock indices, according to the latest four-month revision:

Weight ( %)
Index	Sep to Dec - 08

Ibovespa	2.427

IBrX-50	2.832

IBrX-100	2.527

IGC Corporate Governanc e Index	2.567

Market Capitalization

At the end of 3Q08, Unibanco’s market capitalization, based on the Unit (UBBR11) closing quotation of R$19.45, as of September 30, 2008, was R$27.1 billion.

Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization is valid for 12 months from February 15, 2008, and the acquisition of the shares is made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

On October 2008, the Board of Directors of Unibanco and Unibanco Holdings approved an increase in the limit of shares that can be acquired under the stock repurchase plan approved on February, 2008. Unibanco is now authorized to acquire up to 40,000,000 Units.

Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital stock on October 31, 2008, according to the amounts specified in the table below:

R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Sustainability

UAM’s Endorsement to The United Nations Principles for Responsible Investment

In July, Unibanco Asset Management (UAM) endorsed the Principles for Responsible Investment (PRI), an initiative by the United Nations for incorporating environmental, social and corporate governance (ESG) issues into the investment decision-making process.

UAM is the first of Brazilian asset management firms to adhere the PRI. As a representative of institutional investors, UAM elaborated a voting policy for annual shareholders' meetings, thus environmental, social and corporate governance issues will be considered.

The principles are voluntary and seek to provide a framework of sustainable development for the financial and capital market. The PRI were developed in 2005 by an international group of institutional investors in collaboration with the former United Nations Secretary-General Kofi Annan.

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - SEPTEMBER 30, 2008
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD	3 - CNPJ -	4 - CLASSIFICATION NON-LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100.00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 30.44
7 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 6,437,698
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 6,437,698

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNICARD BANCO MÚLTIPLO S.A.	3 - CNPJ 61,071,387/0001-61	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100.00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 15.72
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 312,201,867,903
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 312,201,867,903

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED BANCO FININVEST S.A.	3 - CNPJ 33.098.518/0001-69	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 99.99
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 12.15
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 10,555
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 10,555

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL	3 - CNPJ 65.654.303/0001-73	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 99.99
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 65.91
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 819,143,077
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 819,143,077

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

OTHER MATERIAL INFORMATIONS FOR THE COMPANY	Corporate Legislation

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect on September 2008:

		Common shares/quotas		Preferred shares		Total

	Shareholders’
Shareholders	Nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco – União de Bancos
Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	1,467,184,984	97.08	156,155,291	12.04	1,623,340,275	57.82
- Treasury stocks		-	-	16,295,484	1.26	16,295,484	0.58
- Others		44,131,352	2.92	1,123,988,697	86.70	1,168,120,049	41.60
Total		1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	525,398,072	94.88	385,284	0.04	525,783,356	31.99
- Treasury stocks		-	-	20,247,371	1.86	20,247,371	1.23
- Others		28,337,832	5.12	1,069,219,128	98.10	1,097,556,960	66.78
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E. Johnston Repr. e Part. S.A.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. on September 2008:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%
Controller	1,467,184,984	97.08	156,155,291	12.04	1,623,340,275	57.82
Management
Board of directors	262	-	5,639,930	0.44	5,640,192	0.20
Board of officers	200	-	9,495,384	0.73	9,495,584	0.34
Treasury stocks	-	-	16,295,484	1.26	16,295,484	0.58
Other shareholders	44,130,890	2.92	1,108,853,383	85.53	1,152,984,273	41.06
Total	1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Outstanding shares (**)	44,130,890	2.92	1,108,853,383	85.53	1,152,984,273	41.06

_____________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 9 preferred shares and 5,639,921 Units. The amount recorded of preferred shares of the Board of Officers is composed by 3,190 preferred shares and 9,492,194 Units.

(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Audit Board was not installed in this date.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. on September 2007:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%
Controller	1,467,184,984	97.08	160,604,374	12.39	1,627,789,358	57.97

Management
Board of directors	262	-	5,330,243	0.41	5,330,505	0.19
Board of officers	212	-	5,799,787	0.45	5,799,999	0.21

Treasury stocks	-	-	7,397,316	0.57	7,397,316	0.26
Other shareholders	44,130,878	2.92	1,117,307,752	86.18	1,161,438,630	41.37
Total	1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Outstanding shares (**)	44,130,878	2.92	1,117,307,752	86.18	1,161,438,630	41.37

_____________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 8 preferred shares and 5.330.235 Units. The amount recorded of preferred shares of the Board of Officers is composed by 3,190 preferred shares and 5.796.597 Units.

(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Audit Board was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services to independent auditing. We inform that, for the quarter ended on September 30, 2008, Unibanco paid for professional services other than independent auditing to PricewaterhouseCoopers, or approximately 5% of the total fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

83

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 21, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer